UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________
Form 6-K

_____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 25, 2017
Commission File Number 001-36723

_______________________

Amec Foster Wheeler plc
CONDENSED CONSOLIDATED INCOME STATEMENT(formerly AMEC plc)
(Name of Registrant)

__________________________________________

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)
____________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Amec Foster Wheeler plc 2016 full year results

Summary:
●          Audited results in line with 13 March update
●          Year end net debt to EBITDA covenant ratio - 3.3x. Restated covenant agreed with lenders up to 4.5x until June 2018
●          Confirmation that no final dividend being recommended
●          Non-core disposal programme on track
●          Shareholder vote on offer from Wood Group expected in June

Jon Lewis, CEO said:

"Given conditions in natural resources end markets, our 2016 trading performance was robust, as we benefited from the breadth of our business - especially the record performance from solar - cost saving actions and the fall in sterling in the second half of the year.

"We continue to expect another year of decline in oil and gas activity in 2017 and for solar activity to reduce significantly from the record levels seen in 2016. It is also expected that there will be a better performance from environment and infrastructure and a further significant contribution from standalone overhead cost savings.

"This year, we will continue to leverage the outstanding technical expertise of our people to best serve our customers and deliver projects safely across all the markets in which we operate. This and the improvements we have made to the business will ensure we continue to make significant progress in 2017".

Contacts:
Amec Foster Wheeler plc	Jonathan Refoy (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 35,000 people in more than 55 countries and with 2016 revenues of £5.4 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power and process, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

HEADLINES

Reported under IFRS
£m unless stated	2016	2015
Continuing operations
Revenue	5,440	5,455
Loss before net financing expense	(482)	(205)
Loss before tax	(542)	(235)
Cash flow from operations	170	220
Diluted loss per share	(138.9)p	(66.1)p
Dividend per share	7.4p	29.0p

Adjusted measures
£m unless stated	2016	2015	Change	Underlyingchange7
Continuing operations
Revenue	5,440	5,455	In line	-8%
Trading profit1	318	374	-15%	-22%
Trading margin2	5.8%	6.9%	-110bps
Adjusted profit before tax3	254	334	-24%
Trading cash flow4	375	388	-3%
Cash conversion5	118%	104%
Adjusted diluted earnings per share6	50.4p	67.7p	-26%

1 Trading profit represents profit before net financing expense before the amortisation and impairment of intangible assets, asbestos-related costs (net of insurance recoveries) and exceptional items, but including the Group's share of the trading profit of joint ventures.

2 Trading margin represents trading profit expressed as a percentage of revenue.

3 Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group's share of tax on the results of joint ventures.

4 Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and amounts recognised in trading profit, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

5 Cash conversion represents trading cash flow expressed as a percentage of trading profit.

6 Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

7 Underlying change excludes the effect of acquisitions and disposals of businesses and currency exchange rate movements.

Adjusted performance measures used by the Group are explained and reconciled to the equivalent IFRS measures in the section entitled Performance measures on pages 15 to 17.

ANALYSIS OF TRADING RESULTS IN NEW ORGANISATION SEGMENTS

As previously announced, from 1 January 2017, we replaced our geographical reporting structure with four market-based business lines: Oil, Gas & Chemicals, Mining, Power and Process, and Environment & Infrastructure (E&I).

The principal change from previous revenue disclosures by market is that E&I projects are now fully allocated to the E&I segment. Previously E&I work for Oil & Gas, Clean Energy or Mining customers was recorded in those sectors.

Revenue (£m)
	2014	2015	2016
Oil, Gas & Chemicals	3,258	2,911	2,261
Mining	408	323	280
Power & Process	978	973	1,456
Environment & Infrastructure	784	839	954
GPG	445	357	406
Centre/eliminations/adjustments	(73)	52	83
Total	5,800	5,455	5,440

Trading profit (£m)
	2014	2015	2016
Oil, Gas & Chemicals	254	206	170
Mining	48	27	29
Power & Process	75	59	83
Environment & Infrastructure	67	57	28
GPG	67	48	58
Centre/eliminations/adjustments	(54)	(23)	(50)
Total	457	374	318

Trading margin
	2014	2015	2016
Oil, Gas & Chemicals	7.8%	7.1%	7.5%
Mining	11.8%	8.4%	10.4%
Power & Process	7.6%	6.1%	5.7%
Environment & Infrastructure	8.6%	6.8%	2.9%
GPG	15.0%	13.5%	14.3%
Total	7.9%	6.9%	5.8%

BASIS OF PREPARATION

Accounting policies
The Group's consolidated financial statements for the year ended 31 December 2016 have been prepared in accordance with IFRS as adopted for use in the EU and those parts of the Companies Act 2006 that are applicable to companies reporting under IFRS. From the Group's perspective, there are no differences between IFRS as adopted for use in the EU and IFRS as issued by the IASB.

The Group's principal accounting policies during 2016 were unchanged compared with 2015.

Critical accounting estimates and judgements
As outlined in note 1 to the consolidated financial statements, management considers that the most significant areas of judgement and estimation made in preparing the consolidated financial statements arise in relation to the accounting for long-term contracts, business combinations, defined benefit and other retirement benefits, the estimation of liabilities in respect of uncertain tax positions, provisions (including asbestos-related and other liabilities), and in assessing the recoverability of goodwill and other intangible assets and whether businesses identified as non-core meet the definition of held for sale or discontinued operations.

Adjusted performance measures
We report adjusted performance measures because they provide both management and investors with useful additional information about the underlying trading performance of the business.

The adjusted performance measures that we reported exclude the amortisation and impairment of intangible assets, exceptional items, and asbestos-related costs (net of insurance recoveries), and, where relevant, the tax effects of those items.

CONTINUING OPERATIONS

Revenue
Revenue for the year at £5,440m was in line with last year (2015: £5,455m).

Revenue increased by £52m in AMEASE, by £42m in the Global Power Group and by £5m in NECIS.  These increases were offset by a £130m reduction in revenue generated in the Americas.

Excluding the effect of currency movements, underlying revenue decreased by 8%. Weakness in the oil & gas markets in the Americas and AMEASE was partially offset by growth in clean energy and environment & infrastructure.

Seasonality
The Group's revenue is generally higher in the second half of the year, principally because weather conditions in the northern hemisphere are typically more conducive to project activity.

Administrative expenses
Administrative expenses were £1,072m (2015: £872m), including exceptional items, intangibles amortisation and impairment and asbestos-related costs (net of insurance recoveries) of £784m (2015: £538m).

Administrative expenses before intangibles amortisation and impairment, exceptional items and asbestos-related items reduced by £46m with the benefit of cost savings achieved to date being tempered by adverse currency movements.

Corporate costs, which comprise the costs of operating central corporate functions and certain regional overheads, were £10m lower at £44m (2015: £54m) again reflecting actions taken to streamline the cost base.

Loss before net financing expense
There was a loss before net financing expense of £482m (2015: £205m) with the increase largely due to impairment charges of £526m in 2016 compared to £315m in 2015.

Amortisation and impairment of intangible assets
Intangible assets principally comprise goodwill and identifiable intangible assets that were recognised in relation to acquired businesses. Goodwill is not amortised but is subject to an annual impairment test.

During 2016, impairments of £526m were recognised of which £500m was recorded directly against goodwill and intangible assets and £26m against assets classified as held for sale:

●        £246m - impairment of GPG goodwill and intangible assets.  During 2016, there has been a further deterioration in the forecast results of the GPG business with further delays and project  cancellations and reduced bookings in the year.  This has resulted in a further impairment charge of £246m (year ended 31 December 2015: £308m).

●        £200m - impairment of the Americas goodwill and intangible assets.  During the first half of 2016 there was a significant deterioration in the trading conditions and forecast outturn for the oil and gas business based in Houston.  In the light of current trading conditions and uncertainty over future prospects, impairment charges of £200m (2015: £nil) have been recorded against goodwill and the customer relationship asset that was acquired with Foster Wheeler.

●        £20m - impairment charge against the brand and customer relationship assets associated with small acquisitions.

●        £34m - impairment of an ERP system; and

●        £26m - impairment of two operations transferred to held for sale in the period, including the transfer of £16m goodwill attributable to the disposal groups.

Intangibles amortisation of £129m was in line with last year (2015: £129m).

Exceptional and asbestos-related items
Net exceptional and asbestos-related costs totalling £137m (2015: £115m) were recognised in arriving at profit before tax from continuing operations.

During 2016, the integration of the AMEC and Foster Wheeler businesses has continued and there has been an ongoing cost savings programme.  Costs of £135m have been incurred in achieving the integration and the cost savings.  This includes:

●     £54m of onerous lease and other property costs, which was incurred predominantly in the Americas, as the property portfolio has been reviewed and consolidated;

●    Severance and other exit costs were £45m. This largely relates to delayering management and removing overlapping functions, but also includes severance costs related to engineers in the Oil and Gas Americas business following the down turn in trading in that business during the year.

●     Professional fees of £31m incurred in relation to establishing the new Group strategy and organisational structure, the establishment of a Global Shared Services Centre and IT integration.

There were also internal costs of £5m in relation to integration and restructuring activities.

During the year ended 31 December 2016, the Group recognised net asbestos-related costs of £4m (2015: income of £6m) in profit before tax. There was a credit of £6m relating to a change in the discount rate applied to the net asbestos-related liabilities assumed on the acquisition of Foster Wheeler.  This was offset by a charge of £8m in respect of unwinding the discount and costs of managing the liability of £2m.  There was no change to the actual liability required following the annual reassessment in 2016.

Trading profit and trading margin
£m unless stated	2016	2015	Change	Underlying change1
Revenue	5,440	5,455	In line	-8%
Loss before net financing expense	(482)	(205)
- Amortisation and impairment of intangibles	655	444
- Net asbestos-related income	(4)	(13)
- Exceptional items	131	108
- Share of trading profit of joint ventures	18	40
Trading profit1	318	374	-15%	-22%
Trading margin1	5.8%	6.9%	-110 bps
Order book	£5.8bn	£6.6bn	-11%

1 Non-IFRS measure (see Performance measures on pages 15 to 17).

Trading profit fell by 15% to £318m in 2016 (2015: £374m). Trading margin decreased by 110 basis points to 5.8% (2015: 6.9%).

Excluding the effect of currency movements, trading profit was 22% lower than in 2015 with reductions in each of the operating segments.

Within the Americas, trading profit fell by 39% on an underlying basis, as a result of delay or cancellation of contracts in the oil & gas market.

Within NECIS, trading profit decreased by 9% on an underlying basis and trading margin was down 90 basis points compared with 2015. A strong performance from oil and gas in the North Sea was offset by the ending of the NMP contract at Sellafield and losses incurred following difficult trading conditions in the Transmission and Distribution business.

In AMEASE trading profit was down 22%, reflecting favourable contract settlements in 2015 and cost over-runs on a fixed price US government contract in the Pacific.

Net financing expense
The net financing expense was £71m (2015: £58m). Of this, expenses of £10m (2015: £20m) have been presented separately in the income statement relating to the unwinding of the discount on asbestos-related liabilities (net of insurance recoveries) of £8m (2015: £7m) and costs of £2m (2015: £13m) related to amortisation of the fees and other costs associated with the refinancing of Foster Wheeler acquisition facility.

Of the remaining £61m, there was net bank interest payable of £65m (2015: £31m), net foreign exchange gains of £2m (2015: losses of £1m), a net interest expense on pension assets and liabilities of £nil (2015: £2m) and other income classified as financing of £2m (2015: costs of £4m).

A net currency exchange loss of £127m (2015: £3m) was recognised in the translation reserve in respect of foreign currency borrowings and derivatives held in designated net investment hedging relationships.

Share of results of joint ventures
The Group's share of joint ventures' profit for the year was £11m (2015: £28m) with the reduction due to the ending of the NMP contract at Sellafield and the transfer of PetroPower Energia Limitada to held for sale in June 2016, at which time equity accounting ceases.

Loss before tax
Loss before tax was £542m (2015: £235m) after intangibles amortisation and impairment of £655m (2015: £444m), exceptional and asbestos-related items of £137m (2015: £115m) and the Group's share of joint ventures' tax expense of £4m (2015: £10m).

Adjusted profit before tax was 24% lower at £254m (2015: £334m).

Taxation
Our tax policy is to manage our obligations in compliance with all relevant tax laws, disclosure requirements and regulations. We seek to ensure that our approach to tax and the tax payments that we make in all territories in which we have operations are fully consistent with local requirements, taking into account available tax incentives and allowances, and are aligned with the Group's wider business strategy. We seek to develop good, open working relationships with tax authorities and to engage with them proactively, recognising that tax legislation can be complex and may be subject to differing interpretations.

The Group's effective tax rate on continuing operations (including its share of joint ventures' income tax expense but before exceptional items, intangibles amortisation and impairment and asbestos-related items) was in line with last year at 22.3% (2015: 22.0%).

We expect the effective tax rate to remain below 25%. During 2016, there was a tax credit on exceptional items of £26m (2015: £18m), and a tax credit of £43m on intangibles amortisation and impairment (2015: £27m).

The Group's share of joint ventures' income tax expense was £4m (2015: £10m).

Loss for the year from continuing operations
The loss for the year from continuing operations was £526m (2015: £253m) after intangibles amortisation and impairments of £655m (2015: £444m), the net asbestos-related costs of £4m (2015: income of £6m), net exceptional items of £133m (2015: £121m), and an income tax credit on those items of £69m (2015: £45m).

Adjusted profit for the year from continuing operations was 24% lower at £197m (2015: £261m).

Non-controlling interests
During 2016, there was a profit of £4m attributable to non-controlling interests (2015: loss of £1m).

Earnings per share
The diluted loss per share was 135.6p (2015: 67.2p), comprising a loss per share of 138.9p (2015: 66.1p) from continuing operations and a profit per share of 3.3p (2015: loss of 1.1p) from discontinued operations.

Adjusted diluted EPS from continuing operations was 50.4p (2015: 67.7p), the reduction being due to the decline in the profit for the year from continuing operations.

Dividend
The Board has decided to suspend all dividend payments until sustainable free cash flow is being generated, and, as a result is not recommending a final dividend for the year.  The interim dividend of 7.4 pence per share was paid on 4 January 2017.

Results by operating segment
Americas
£m unless stated	2016	2015	Change	Underlying change1
Revenue	2,516	2,646	-5%	-15%
(Loss)/profit before net financing expense	(203)	94
- Intangibles amortisation and impairment	241	46
- Exceptional items	71	22
- Share of trading loss of joint ventures	-	(1)
Trading profit1	109	161	-32%	-39%
Trading margin1	4.3%	6.1%	-180bps
Order book	£1.6bn	£2.0bn	-21%

1 Non-IFRS measure (see Performance measures on pages 15 to 17).

Revenue in Americas was ?2,516m (2015: ?2,646m), a decrease of 5%. Excluding the effect of currency movements, underlying revenue was down 15%. Growth in the Clean Energy and Environment & Infrastructure sectors offset declines in Oil & Gas and Mining.?

Trading profit fell by 32% to ?109m (2015: ?161m). The main impact was in Oil & Gas where key contracts were delayed or cancelled by customers which caused a major decline in utilisation rates in Houston. As a result, trading margin was 4.3%, down by 180 basis points compared with 2015.

Northern Europe and CIS (NECIS)
£m unless stated	2016	2015	Change	Underlying change1
Revenue	1,497	1,492	In line	In line
Profit before net financing expense	63	60
Intangibles amortisation and impairment	42	41
Exceptional items	10	13
Share of trading profit of joint ventures	6	20
Trading profit1	121	134	-10%	-9%
Trading margin1	8.1%	9.0%	-90bps
Order book	£2.0bn	£2.4bn	-15%

1 Non-IFRS measure (see Performance measures on pages 15 to 17).

Revenue in NECIS was in line with last year at ?1,497m (2015: ?1,492m), with a higher level of Oil & Gas activity in the North Sea, driven by major offshore hook ups.? Excluding the effect of currency movements, underlying revenue was also in line with 2015.

Trading profit decreased by 10% to £121m (2015: £134m). Trading margin was 8.1%, down 90 basis points compared with 2015 reflecting last year's strong performance on contract close outs and the ending of the NMP contract at Sellafield during 2016, along with losses incurred in the Transmission and Distribution business following difficult market conditions in the second half.

Asia, Middle East, Africa and Southern Europe (AMEASE)
£m unless stated	2016	2015	Change	Underlying change1
Revenue	1,102	1,050	+5%	-5%
Profit before net financing expense	5	13
Intangibles amortisation and impairment	42	23
Exceptional items	10	28
Share of trading profit of joint ventures	4	4
Trading profit1	61	68	-10%	-22%
Trading margin1	5.5%	6.5%	-100bps
Order book	£1.8bn	£1.8bn	+3%

1 Non-IFRS measure (see Performance measures on pages 15 to 17).

Revenue in AMEASE was up 5% year on year at ?1,102m (2015: ?1,050m). Weaker Oil & Gas revenues, with growth in the Middle East impacted by project deferrals, was partially offset by stronger performances from Mining and E&I. Excluding the effect of currency movements, underlying revenue was down 5%.

Trading profit was 10% lower at £61m (2015: £68m), reflecting revenue mix and cost over-runs on a fixed price US government contract in the Pacific. Trading margin was 5.5%, down 100 basis points compared with 2015.
Global Power Group
£m unless stated	2016	2015	Change	Underlying change1
Revenue	406	364	+12%	In line
Loss before net financing expense	(234)	(302)
Intangibles amortisation and impairment	275	334
Exceptional items	8	4
Share of trading profit of joint ventures	5	15
Trading profit1	54	51	+6%	-6%
Trading margin1	13.3%	14.0%	-70bps
Order book	£0.4bn	£0.4bn	+2%

1 Non-IFRS measure (see Performance measures on pages 15 to 17).

Revenues in GPG increased by 12% to £406m (2015: £364m), primarily driven by currency movements. On an underlying basis, revenue was in line with 2015.

Trading profit increased by 6% to £54m (2015: £51m) and trading margin was 13.3%, down 70 basis points, driven by pricing pressure in weak market conditions and lower resource utilisation.

Investment Services
During the periods under review, Investment Services principally comprised the Group's wind development activities, the Group's insurance captive and a range of other non-core activities. The Group's interest in the Incheon Bridge PPP project in Korea and Amec Foster Wheeler Power SRL were classified as held for sale during the year.

Revenue in Investment Services was £16m (2015: £15m). Investment Services made a loss before net financing expense of £3m (2015: profit of £10m), after deducting impairment charges of £21m (2015: £nil), and an exceptional profit on disposal of businesses of £4m (2015: loss of £2m). Trading profit was £17m (2015: £14m) of which £3m (2015: £2m) was derived from joint ventures.

Discontinued operations
Discontinued operations represent the residual assets and retained obligations of businesses sold in prior years, together with the UK conventional power business that was classified as a discontinued operation during 2013.

Following favourable contract settlements in the UK conventional power business, there was trading profit from discontinued operations of £6m (2015: loss of £6m) and after a tax charge of £1m (2015: credit of £1m) there was a profit for the year of £5m (2015: loss of £5m).

Discontinued operations included a profit after tax on disposals of £7m (2015: £1m) arising from movements in indemnity provisions and costs associated with businesses sold in prior years.

Discontinued operations generated an overall profit for the year of £12m (2015: loss of £4m).

Acquisitions
There were no acquisitions during 2016 or 2015.

Acquisition of Foster Wheeler in 2014
On 13 November 2014, the Group acquired a 95.3% interest in Foster Wheeler AG by way of a public tender offer. Consideration payable for the interest acquired totalled £1,915m, of which £979m was settled in cash, £919m was settled by the issue of approximately 85m of the Company's ordinary shares and £17m was settled by the grant of replacement share options and awards.

During 2015, management completed its assessment of the net identifiable assets of Foster Wheeler as at the acquisition date. This resulted in the recognition of goodwill of £1,726m on the acquisition of Foster Wheeler.

In January 2015, the Group acquired the remaining 4.7% interest in Foster Wheeler AG by way of a 'squeeze-out merger' under Swiss law for consideration of £85m, of which £51m was paid in cash and £34m was settled by the issue of 4.3m of the Company's ordinary shares and ADSs.

Disposals
In March 2016, the Group announced its intention to reduce net debt via the disposal of non-core assets.  During the year the following disposal groups met the definition of assets held for sale as set out in IFRS 5.

Disposal Group	Location
Incheon Bridge Co. Ltd	Korea
PetroPower Energia Limitada	Chile
Amec Foster Wheeler Power SRL	Italy
Aquenta Consulting Pty Limited	Australia
GPG - Core Boiler Business	Global

On 3 August 2016, the Group signed a sale and purchase agreement relating to its interest in The Incheon Bridge Co. Ltd. Cash proceeds of £30m were received in December 2016, and reported within current payables. The disposal remains subject to regulatory approval but it is expected to complete in 2017.

The disposal of PetroPower Energia Limitada completed in December 2016 with proceeds of £40m.

In January 2017, the Company sold Aquenta Consulting Pty Ltd., a specialist consultancy business based in Australia, to Jacobs Group (Australia) Pty Ltd for £21m.

On 2 March 2017, the Company signed an agreement to sell its core boiler business to Sumitomo Heavy Industries, Ltd for £137m.  The sale is conditional on customary regulatory approvals in certain jurisdictions and is expected to complete during the second quarter of 2017.

Also, on 2 March 2017, the Group announced its intention to dispose of its nuclear business.  This business did not meet the definition of held for sale as at 31 December 2016.

LIQUIDITY AND CAPITAL RESOURCES

Trading cash flow
Trading cash flow of £375m was £13m lower than last year (2015: £388m), with a £34m reduction in profit before net financing income partially offset by working capital movements. Cash conversion was 118% (2015: 104%).

Cash generated from operations
Cash generated from operations was £170m (2015: £220m), a reduction of £50m due to the reduction in trading cash flow and an increase of £62m in the cash outflow on exceptional and legacy items. This includes $70m paid following the Longview settlement.

Purchases of property, plant and equipment
Purchase of property, plant and equipment and intangible assets (net of disposals) were £24m (2015: £36m).

Acquisitions and disposals
During 2016, there was a cash outflow of £2m in respect of deferred consideration arrangements on prior year acquisitions, £2m funding of joint ventures and payments of £5m in respect of businesses sold in prior years. Disposal proceeds of £70m were received being £40m in respect of the disposal of PetroPower Energia Limitada and £30m advance proceeds in respect of The Incheon Bridge Co. Ltd.

During 2015 there was a cash outflow of £5m in respect of deferred consideration arrangements on prior year acquisitions. There was a cash outflow of £54m from the acquisition of the non-controlling interests in Foster Wheeler and Kromav. This is presented within financing activities in the cash flow statement.

Movement in net debt
The movement in net debt may be analysed as follows:

Year ended 31 December	2016 £m	2015 £m
Trading cash flow	375	388
Write off of finance arrangement fees	-	(12)
Net asbestos-related payments	(21)	(22)
Excess of retirement benefit contributions over amounts recognised in trading profit	(4)	(3)
Cash outflow on exceptional items	(82)	(72)
Legacy settlements and discontinued operations	(88)	(36)
Dividends received from joint ventures	(35)	(42)
Exchange rate movements	25	19
Cash generated from operations	170	220
Income taxes paid (net)	(32)	(79)
Interest paid (net)	(47)	(35)
Capital expenditure (net of disposals)	(24)	(36)
Acquisitions and disposals (net)	61	(51)
Ordinary dividends	(113)	(167)
Net share movements	(2)	10
Dividends received from joint ventures	35	42
Exchange and other movements	(20)	33
Cash movement in net debt	28	(63)
Non-cash movements	(103)	(80)
Movement in net debt	(75)	(143)
Opening net debt	(946)	(803)
Closing net debt	(1,021)	(946)

Net debt comprised:

As at 31 December	2016 £m	2015 £m
Cash and cash equivalents	286	307
Cash deposits	56	33
Cash deposits >3m	22	23
Financial derivatives	27	14
Bank loans (net of facility fees)	(1,375)	(1,264)
Finance lease obligations	(51)	(59)
Net cash classified as held for sale	14	-
Net debt	(1,021)	(946)

Cash balances
We manage our cash balances such that there is no significant concentration of risk in any one bank or other financial institution. We monitor closely the credit quality of the institutions that hold the Group's deposits. Similar consideration is given to the Group's portfolio of derivative financial instruments.

As at 31 December 2016, the Group had cash balances totalling £410m (2015: £363m), of which 78% was held in institutions with a long term credit rating of at least A- (or equivalent) by at least two internationally recognised ratings agencies.

BORROWINGS

Borrowing facilities
We seek to maintain a balanced capital structure comprising a mix of debt and equity, which is determined by considering the Group's business profile and strategy, financial policies and the availability and cost of funding. The Group's long-term net debt target is to be no more than two times trading profit.

On 1 March 2016 the Group entered into a new credit facility agreement with a syndicate of lenders comprising three tranches: a three-year £650m term loan (Facility A), a five-year £650m term loan (Facility B) and a five-year £400m revolving credit facility. This new facility replaced the Foster Wheeler acquisition facility of $2,260m.

In December 2016, Facility A was reduced by £39m following a mandatory repayment from the proceeds of disposal of PetroPower Energia Limitada.  There was a further reduction of £20m in February 2017 following the disposal of Aquenta Consulting Pty Ltd.

As at 31 December 2016, the Group had committed banking facilities of £1,687m (2015: £1,768m).  Including finance leases, there were total facilities of £1,745m (2015: £1,827m).

As at 31 December 2016, the Group had headroom of £300m against these committed facilities (in addition to cash, cash equivalents and bank deposits of £410m):

	Facility £m	Drawings1 £m	Headroom £m
Credit facility agreement
Facility A	611	619	-
Facility B	650	667	-
Revolving credit facility	400	100	300
Project debt	26	26	-
Finance leases	58	58	-
Committed facilities	1,745	1,470	300

1: Drawings are in excess of the facility as a result of foreign exchange movements

Interest rate profile
Our policy is to maintain between 30% and 70% of the Group's borrowings at fixed rates of interest. We achieve this by using interest rate swaps and other interest rate derivatives. At 31 December 2016, after taking into account the effect of interest rate swaps and cross currency interest rate swaps, approximately 32% of the Group's borrowings are at a fixed rate of interest (2015: 28%).

As at 31 December 2016, the weighted average effective cost of the Group's outstanding borrowings was 3.6% and the effective interest maturity was 29 months.

Borrowing covenants
We are subject to customary covenants, representations and warranties in relation to our borrowing facilities. Our debt financing facility contains certain financial covenants as defined in the facility agreement including:

●              the ratio of consolidated net total borrowings to adjusted consolidated EBITDA must not exceed 3.75:1 for periods to 1 March 2018 and 3.5:1 from thereafter

●              the ratio of consolidated EBITDA to consolidated net finance costs must not be less than 3.0 times

We were in compliance with the financial covenants for the year ended 31 December 2016.

In April 2017 the lenders under the facility agreement agreed to restate the covenant for the ratio of consolidated net total borrowings to adjusted consolidated EBITDA to 4.5:1 for the period to 30 June 2018.

Currency profile of debt
We aim to maintain the currency of the Group's debt in proportion to the currencies in which the net assets of the Group's businesses are denominated. We achieve the desired currency profile of the Group's debt by borrowing in the relevant currency and also by entering into currency derivative contracts.

As at 31 December 2016, the effect of our hedging activity on the currency profile of the Group's debt was as follows:

	Debt before hedges£m	Effect of hedges£m	Debt after hedges£m
Currency:
Sterling	1,067	(428)	639
US dollar	380	(29)	351
Euro	25	226	251
Canadian dollar	-	229	229
	1,472	(2)	1,470

OTHER ASSETS AND LIABILITIES

Goodwill and other intangibles
As at 31 December 2016, the carrying amount of goodwill was £2,164m (2015: £2,192m), with the reduction during the year resulting from an impairment of £214m recognised against the goodwill attributable to the Global Power Group business and £75m attributable to the Americas. In addition there was £60m of goodwill allocated to disposal groups, which was partially offset by currency movement of £321m. See note 9 for further details.

As at 31 December 2016, the carrying amount of other intangibles was £511m (2015: £833m), which comprised acquired identifiable intangible assets of £473m (2015: £753m) and computer software of £38m (2015: £80m). There were impairment charges of £177m recognised against the customer relationship and brand intangible assets and £34m against software. See note 9 for further details.

Amortisation of £129m was in line with last year (2015: £129m).

Research and development
Our engineering, project management and consultancy businesses seek to develop advanced engineering solutions for our customers targeted towards the achievement of new or improved functions and performance of their assets. Our businesses are involved in front-end and detailed engineering design and implementation and testing activities across a broad range of markets including the Oil & Gas, Mining, and Clean Energy sectors.

GPG also conducts research and development activities in the areas of combustion; solid, fluid and gas dynamics; heat transfer; materials; and solid mechanics. GPG licenses its technology to a limited number of third parties in selected countries or markets.

In the UK, the US and Canada, the Group claims research and development government credits. Research and development expenditure net of amounts recoverable from customers and government credits claimed is not material to the Group's operating results.

Property, plant and equipment
As at 31 December 2016, property, plant and equipment amounted to £71m (2015: £127m), with a reduction of £56m during the year due as the transfer of assets with a net book value of £57m to held for sale and depreciation and impairment of £29m offset by additions of £17m and currency movements of £15m.

We hold the majority of the properties through which the Group operates under operating leases which are for varying periods and on differing terms. The Group has a network of over 350 offices worldwide, which range from regional hubs to smaller offices with more local focus.

Due to the geographical spread of the Group's operations, there is no individual facility the loss of which would have a material adverse impact on the Group's operations. Equally, there are no plans to construct, expand or improve facilities that would, on completion or cancellation, significantly affect the Group's operations.

Post-retirement benefits
The Group operates a number of pension schemes for UK and overseas employees. As at 31 December 2015, the two most significant defined benefit schemes were based in the UK: the AMEC Staff Pension Scheme (an open "career average salary" scheme, which also has an associated Executive top-up scheme) and the Foster Wheeler Pension Plan (a legacy scheme that closed to further accrual in 2010). The next most significant was based in the US: The Foster Wheeler Inc. Salaried Employees Pension Plan which was closed to further accrual in 2003.

Following an employee consultation exercise at the end of 2015 and subsequent Trustee approval in early 2016, the Company closed the AMEC Staff and Executive top-up schemes to further accrual from 1 April 2016 and replaced them with a new defined contribution arrangement.

During 2016, all legacy defined benefit plans in the UK were merged into the AMEC Staff Pension Scheme, which was renamed the Amec Foster Wheeler Pension Plan on 1 April 2016. The merged scheme holds all the pension assets in a separately administered fund and is governed by the employment laws of the UK. The benefits are determined by the member's length of service and salary each year. Once the benefits are in payment, the pension is adjusted each year in accordance with the scheme's rules relative to UK price inflation. The scheme is established under trust law and is governed by a corporate Trustee Board (the "Trustees"), which consists of employers' and employees' representatives and two independent trustees. The Trustees are responsible for the management and administration of the scheme and for the definition of the investment strategy.

As at 31 December 2016, there was a net deficit of £137m on the Group's defined benefit pension plans (2015: surplus of £63m) with the reduction principally due to changes in actuarial assumptions to reflect financial conditions at the year end. During 2016, the Group contributed £20m (2015: £36m) to defined benefit pension plans and expects to contribute £23m in 2017, including special contributions of £12m.

Provisions
Provisions held at 31 December 2016 amounted to £619m (2015: £664m), with the substantial reduction during the year arising principally due to the release and utilisation of brought forward provisions of £99m and £72m respectively. Otherwise, additional provisions of £32m were created and there was an exchange movement of £84m on the opening balances.

Provisions may be summarised as follows:
As at 31 December	2016 £m	2015 £m
Asbestos-related litigation	413	378
Legal claims and actions	89	154
Obligations relating to disposed businesses	60	78
Property related provisions	17	19
Other provisions	40	35
	619	664

Details of the provisions held by the Group are set out in note 10 to the accompanying financial information.

Asbestos-related obligations
The Group is subject to claims by individuals who allege that they have suffered personal injury from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of the Group's subsidiaries during the 1970s or earlier.

We assumed the majority of our asbestos-related liabilities when we acquired Foster Wheeler in November 2014. Whilst some of these claims have been and are expected to be made in the United Kingdom, the overwhelming majority have been and are expected to be made in the United States. The disclosure below is therefore presented in respect of the US claims of the former Foster Wheeler entities. The estimates and averages presented have been calculated on the basis of the total historical US asbestos claims since the initiation of claims filed against such Foster Wheeler entities.

	US Claim Activities
	Year2016	Year2015	Year2014
Number of claims:
Open claims at beginning of year	110,130	118,870	125,240
New claims received	3,800	3,420	3,730
Claims resolved	(32,210)	(12,160)	(10,100)
Open claims at end of year (a)	81,720	110,130	118,870

(a)  Includes 59,660 non-malignancy claims comprised of claims in inactive court dockets and claims over six years old at 31 December 2016. Mesothelioma and lung cancer claims are considered malignant claims.

The following table summarizes our approximate US asbestos-related net cash impact for indemnity and defence cost payments and collection of insurance proceeds:

(All US. $ in thousands)	Year2016	Year2015	Year2014
Asbestos litigation, defence and case resolution payments	46,000	51,130	52,830
Insurance proceeds	(17,220)	(17,460)	(21,110)
Net asbestos-related payments	28,780	33,670	31,720

We expect to have net cash outflows of $30.4m as a result of asbestos liability indemnity and defence payments in excess of insurance proceeds during 2017. This estimate assumes no additional settlements with insurance companies and no elections by us to fund additional payments. As we continue to collect cash from insurance settlements, the asbestos-related insurance receivable recorded on our consolidated balance sheet will continue to decrease. We have discounted the expected future cash flows with respect to the asbestos-related liabilities and the expected insurance recoveries using discount rates determined by reference to appropriate risk-free market interest rates.

We have worked with our independent asbestos valuation expert to estimate the amount of asbestos-related indemnity and defence costs at each year-end based on a forecast to 31 December 2050. Each year we have recorded our estimated asbestos liability at a level consistent with our expert's reasonable best estimate. The total asbestos-related liabilities are comprised of our estimates for our liability relating to open (outstanding) claims being valued and our liability for future un-asserted claims to 31 December 2050.

For the period to 31 December 2016, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $912m and total cumulative defence costs paid were approximately $474m, or approximately 34% of total defence and indemnity costs. The overall historic average combined indemnity and defence cost per resolved claim through 31 December 2016 has been approximately $3.1k. The average cost per resolved claim is increasing and we believe it will continue to increase in the future.

Over the last several years, annual claim filings against these Foster Wheeler entities have generally trended down. Claims for non-malignancies have decreased while claims for lung cancer and mesothelioma are approximately in line with our expert's forecast. Together with our independent asbestos valuation expert, we continue to monitor claim filings to determine if any adjustments to our expert's forecast are warranted.

The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows.

As at 31 December 2016, the Group recognised:

●        an asbestos-related provision of £450m (after the effect of discounting of £84m), which included estimates of indemnity amounts and defence costs for open and yet to be asserted claims expected to be incurred in each year in the period to 2050

●        insurance recoveries of £116m (after discounting of £3m)

Non-controlling interests
As at 31 December 2016, non-controlling interests in equity amounted to £11m (2015: £9m), with the increase during the year largely being due to share of profit for year attributable to non-controlling interests.

Distributable reserves
As at 31 December 2016, the Company's distributable reserves stood at £548m (2015: £564m).

£m
As at 1 January 2016	564
Dividends paid during 2016	(113)
Dividends received from subsidiaries	244
Impairment charges	(64)
Integration costs	(28)
Other costs	(55)
As at 31 December 2016	548

In total, there was a write-down of £571m against the investments in subsidiary undertakings. Of this, £507m was charged against the merger reserve, and so has no impact on distributable profits, and £64m against the profit and loss account reserve.

During 2012, the Company generated a significant profit from a Group restructuring which becomes distributable as qualifying consideration is received by the Company in settlement of the associated loan. There were no repayments of this loan during 2015 or 2014, and a repayment during 2016 was not considered to be qualifying consideration.

Contractual obligations
As at 31 December 2016, the Group's contractual obligations were as follows:

				Earliest period in which payment due
	Total £m	Less than one year £m	Between one and two years £m	Between two and five years £m	After more than five years £m
Bank and other loans
Principal	1,413	106	4	1,299	4
Interest1	195	50	54	91	-
Derivative financial instruments1, 2	73	45	-	28	-
Finance leases	58	12	14	23	9
Operating leases	379	95	91	133	60
Post-retirement benefits3	23	23	-	-	-
Total4	2,141	331	163	1,574	73

1 Floating rate interest payments and payments on the floating rate legs of interest rate derivatives are estimated based on market interest rates as at 31 December 2016.

2 Payments on foreign currency derivatives are estimated based on market exchange rates as at 31 December 2016.

3 Post-employment benefit obligations represent contributions to which the Group is committed and are not subject to potential future adjustment to reflect investment performance and other actuarial factors.

4 Future payments relating to the Group's uncertain tax positions are not included because it is not practicable to estimate reliably the timing of these cash outflows.

Off-balance sheet arrangements
At 31 December 2016, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Going concern
As at 31 December 2016, the Company had net debt of £1,021m. Committed facilities under the principal Debt Facility Arrangement and other smaller facilities were £1,745m of which £300m was undrawn.  The Company has taken steps to reduce its debt including the disposal of non-core assets, cost savings measures and suspending dividend payments until the Company is generating sustainable free cash flow.  Despite the actions taken to date, there remained a risk that the leverage ratio would exceed the maximum leverage ratio under the Debt Facility Arrangement of 3.75:1 in the measurement period ended 30 June 2017 and in subsequent periods.

Should there be a breach of the leverage covenant, the lenders could demand accelerated repayment and the Company may not have the funds to make these repayments.  To ensure continued compliance with its financial covenants, the Company has approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to 4.5:1 to provide additional headroom through to the reporting period ending 30 June 2018. The Directors have a reasonable expectation that the Company and the Group will comply with this revised covenant and will be able to operate within the level of available facilities and cash for the foreseeable future and accordingly believe that it is appropriate to prepare the financial statements on a going concern basis.

PERFORMANCE MEASURES

Profitability measures
Management uses three measures of profitability that are not recognised measures under IFRS: trading profit, trading margin and adjusted profit before tax. Each of these measures is based on an IFRS measure of profit but excludes specific items whose inclusion in the IFRS measure hinders the comparison of the trading performance of our businesses from one period to another, with each other or with those of our competitors.

Management has identified the following specific items that are excluded in arriving at these non-IFRS measures: exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries). Exceptional items are items of income and expense that are material by their size, incidence or nature and may include, but are not restricted to: acquisition-related costs; restructuring costs; gains and losses on the disposal of fixed assets; and gains and losses on the disposal or closure of businesses. Acquisition-related costs may include transaction costs (including external advisory, legal, valuation and other professional fees and attributable internal costs), the amortisation of acquisition-related facility fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration. Exceptional items that were recognised in continuing operations are analysed in note 4 to the accompanying financial information.

Trading profit, trading margin and adjusted profit before tax exclude items that can have a significant effect on the Group's profit or loss and should, therefore, be used in conjunction with, and not as a substitute for, the equivalent IFRS measures. Management compensates for these limitations by separately monitoring the items that are excluded from the equivalent IFRS measures in calculating these non-IFRS measures.

Trading profit
Trading profit represents profit before net financing expense excluding exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group's share of the trading profit of joint ventures.

Trading profit is the measure used by management to assess the trading performance of the Group's individual businesses and is the measure of segment profit that we present under IFRS. Trading profit is a non-IFRS measure when presented on a consolidated basis.

	2016 £m	2015 £m
Continuing operations
(Loss)/profit before net financing expense	(482)	(205)
Intangibles amortisation and impairment	655	444
Net asbestos-related income	(4)	(13)
Exceptional items	131	108
Share of trading profit of joint ventures	18	40
Trading profit	318	374

Trading margin
Trading margin represents trading profit expressed as a percentage of revenue.

Trading margin is a non-IFRS measure that is used by management to measure the success of our businesses in managing their cost base and improving profitability.

£m unless stated otherwise	2016	2015
Continuing operations
Revenue	5,440	5,455
Trading profit	318	374
Trading margin	5.8%	6.9%

Adjusted profit before tax
Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group's share of tax on the results of joint ventures.

Adjusted profit before tax is a non-IFRS measure that is used by management to assess the trend in the Group's overall profitability.

	2016 £m	2015 £m
Continuing operations
Loss before tax	(542)	(235)
Intangibles amortisation and impairment	655	444
Net asbestos-related costs/(income)	4	(6)
Exceptional items	133	121
Share of income tax of joint ventures	4	10
Adjusted profit before tax	254	334

Cash flow measures
Trading cash flow
Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and amounts recognised in trading profit, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

Trading cash flow is a non-IFRS measure which is an indicator of the Group's ability to generate cash from its continuing operations before taking into account exceptional items and the servicing of long-term obligations and the settlement of legacy issues.

	2016 £m	2015 £m
Cash generated from operations	170	220
Net asbestos-related payments	21	22
Excess of pension contributions over amounts recognised in trading profit	4	3
Cash outflow on exceptional items	82	72
Legacy settlements and discontinued operations	88	36
Currency translation differences	(25)	(19)
Write off of finance arrangement fees	-	12
Dividends received from joint ventures	35	42
Trading cash flow	375	388

Cash conversion
Cash conversion represents trading cash flow expressed as a percentage of trading profit. Cash conversion is a non-IFRS measure that we use as a measure of the efficiency of our businesses in converting their trading results into cash.

£m unless stated otherwise	2016	2015
Trading cash flow	375	388
Trading profit	318	374
Cash conversion	118%	104%

Other measures
Underlying change in revenue
Management uses the underlying change in revenue to measure the organic growth of our businesses relative to each other, to our markets and to our competitors.

We define the underlying change as the year-on-year change excluding the effect of, acquisitions and disposals of businesses and currency exchange rate movements.

Underlying change - 2016 compared with 2015
	2015 £m	Currencytranslation £m	Underlyingchange £m	2016 £m	Underlyingchange %
Continuing operations
Americas	2,646	306	(436)	2,516	15%
NECIS	1,492	7	(2)	1,497	-
AMEASE	1,050	115	(63)	1,102	5%
GPG	364	41	1	406	-
Investment Services	15	1	-	16	-
Intercompany eliminations	(112)	-	15	(97)	-
	5,455	470	(485)	5,440	8%

Adjusted diluted EPS
Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

Growth in adjusted diluted EPS from continuing operations is an indicator of the underlying trend in the Group's ability to generate earnings and may be useful to investors in assessing the value of the Company's ordinary shares (for example, by way of price earnings multiples).

Whilst IFRS does not define any adjusted EPS measures, the presentation of such measures is permitted in financial statements prepared in accordance with IFRS. Accordingly, reconciliations of adjusted diluted EPS to diluted EPS from continuing operations for each period presented are included in note 7 to the accompanying financial information.

Dividend cover
Dividend cover is a non-IFRS measure that represents adjusted diluted EPS from continuing operations as a multiple of the dividend per ordinary share.

Whilst dividend cover is an indicator of the sustainability of future dividend payments in the context of the Group's underlying trading performance, we can only pay dividends to the extent of the Company's accumulated distributable reserves.

	2016	2015
Dividend per ordinary share	7.4p	29.0p
Adjusted diluted EPS from continuing operations	50.4p	67.7p
Dividend cover	6.8x	2.3x

Order book
Our order book represents the total remaining value of secured projects to be executed up to any break point in the relevant contracts. Contracts are included in our order book only when they are signed and we do not include contracts won by joint ventures.

Our order book and order intake are significant indicators of our future revenues. As at 31 December 2016, our order book was £5.8bn (2015: £6.6bn).

CONDENSED CONSOLIDATED INCOME STATEMENT
Year ended 31 December

				2016
		Before	Impairment,
		impairment,	amortisation,
		amortisation,	exceptional items
		exceptional items	and asbestos-
		and asbestos-	related items
		related items	(note 4)	Total
		£m	£m	£m
Continuing operations

Revenue	3	5,440	-	5,440

Cost of sales		(4,852)	-	(4,852)

Gross profit		588	-	588

Administrative expenses		(288)	(784)	(1,072)

Profit on business disposals and closures		-	2	2

Profit/(loss) before net financing expense		300	(782)	(482)

Financial income		16	-	16
Financial expense		(77)	(10)	(87)

Net financing expense		(61)	(10)	(71)

Share of post-tax results of joint ventures		11	-	11

Profit/(loss) before income tax	3	250	(792)	(542)

Income tax	5	(53)	69	16

Profit/(loss) for the year from continuing		197	(723)	(526)
operations

Profit for the year from
discontinued operations	6	5	7	12

Profit/(loss) for the year		202	(716)	(514)

Attributable to:
Equity holders of the parent				(518)
Non-controlling interests				4

				(514)

Basic earnings/(loss) per share:	7
Continuing operations		50.7p		(138.9)p
Discontinued operations		1.4p		3.3p

		52.1p		(135.6)p

Diluted earnings/(loss) per share:	7
Continuing operations		50.4p		(138.9)p
Discontinued operations		1.4p		3.3p

		51.8p		(135.6)p

Dividend per share:	8			7.4p

				2015
		Before	Impairment,
		impairment,	amortisation,
		amortisation,	exceptional items
		exceptional items	and asbestos-
		and asbestos-	related items
		related items	(note 4)	Total
		£m	£m	£m
Continuing operations

Revenue	3	5,455	-	5,455

Cost of sales		(4,787)	-	(4,787)

Gross profit		668	-	668

Administrative expenses		(334)	(538)	(872)

Loss on business disposals and closures		-	(1)	(1)

Profit/(loss) before net financing expense		334	(539)	(205)

Financial income		16	-	16
Financial expense		(54)	(20)	(74)

Net financing expense		(38)	(20)	(58)

Share of post-tax results of joint ventures
		28	-	28

Profit/(loss) before income tax	3	324	(559)	(235)

Income tax	5	(63)	45	(18)

Profit/(loss) for the year from continuing
operations		261	(514)	(253)

Loss for the year from discontinued
operations	6	(5)	1	(4)

Profit/(loss) for the year		256	(513)	(257)

Attributable to:
Equity holders of the parent				(256)
Non-controlling interests				(1)

				(257)

Basic earnings/(loss) per share:	7
Continuing operations		68.1p		(66.1)p
Discontinued operations		(1.3)p		(1.1)p

		66.8p		(67.2)p

Diluted earnings/(loss) per share:	7
Continuing operations		67.7p		(66.1)p
Discontinued operations		(1.3)p		(1.1)p

		66.4p		(67.2)p

Dividend per share:	8			29.0p

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Year ended 31 December

	2016	2015
	£m	£m

Loss for the year	(514)	(257)

Other comprehensive income

Items that are or may be reclassified subsequently to profit and loss:

Exchange movements:
Exchange movements on translation of foreign subsidiaries	315	(46)
Cumulative exchange movement recognised in profit on disposal	(10)	-
Net loss on hedges of net investment in foreign subsidiaries	(127)	(3)

Cash flow hedges:
Effective portion of changes in fair value	(2)	(2)
Tax on effective portion of changes in fair value	-	2
Transferred to the income statement	2	-

	178	(49)

Items that will not be reclassified to profit and loss:

Actuarial (losses)/gains on defined benefit pension schemes	(169)	150
Tax on actuarial (losses)/gains	31	(25)

	(138)	125

Other comprehensive income	40	76

Total comprehensive loss	(474)	(181)

Attributable to:
Equity holders of the parent	(480)	(181)
Non-controlling interests	6	-

Total comprehensive loss	(474)	(181)

CONDENSED CONSOLIDATED BALANCE SHEET
As at 31 December
	Note	2016	2015
		£m	£m
ASSETS
Non-current assets
Property, plant and equipment		71	127
Intangible assets	9	2,675	3,025
Interests in joint ventures		38	104
Derivative financial instruments		28	18
Retirement benefit assets		70	231
Other receivables		140	145
Deferred tax assets		85	50

Total non-current assets		3,107	3,700

Current assets
Inventories		9	13
Trade and other receivables		1,418	1,455
Derivative financial instruments		9	16
Current tax receivable		30	25
Bank deposits (more than three months)		22	23
Cash and cash equivalents (excluding bank overdrafts)		342	340
Assets classified as held for sale	11	336	-

Total current assets		2,166	1,872

Total assets		5,273	5,572

LIABILITIES
Current liabilities
Interest-bearing loans and borrowings		(109)	(683)
Trade and other payables		(1,412)	(1,459)
Derivative financial instruments		(45)	(21)
Current tax payable		(118)	(98)
Liabilities classified as held for sale	11	(187)	-
Provisions	10	(9)	-

Total current liabilities		(1,880)	(2,261)

Non-current liabilities
Interest-bearing loans and borrowings		(1,317)	(640)
Trade and other payables		(149)	(121)
Derivative financial instruments		(28)	(4)
Retirement benefit liabilities		(207)	(168)
Deferred tax liabilities		(57)	(106)
Provisions	10	(610)	(664)

Total non-current liabilities		(2,368)	(1,703)

Total liabilities		(4,248)	(3,964)

Net assets		1,025	1,608

EQUITY
Share capital		197	197
Share premium account		133	133
Merger reserve		33	540
Hedging and translation reserves		150	(26)
Capital redemption reserve		34	34
Retained earnings		467	721

Total equity attributable to equity holders of the parent		1,014	1,599

Non-controlling interests		11	9

Total equity		1,025	1,608

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2016

						Capital			Non-
	Share	Share	Merger	Hedging	Transl'n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserve	earnings	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

As at 1 Jan 2016	197	133	540	-	(26)	34	721	1,599	9	1,608

(Loss)/profit for the
year	-	-	-	-	-	-	(518)	(518)	4	(514)

Exchange movements
on translation of
foreign subsidiaries	-	-	-	-	313	-	-	313	2	315
Cumulative exchange movement recognised in profit on disposal	-	-	-	-	(10)	-	-	(10)	-	(10)
Net loss on hedges of
net investment in
foreign subsidiaries	-	-	-	-	(127)	-	-	(127)	-	(127)
Effective portion of
changes in fair value of
cash flow hedges	-	-	-	(2)	-	-	-	(2)	-	(2)
Cash flow hedges transferred to the income statement	-	-	-	2	-	-	-	2	-	2
Actuarial losses on defined benefit
pension schemes	-	-	-	-	-	-	(169)	(169)	-	(169)
Tax on actuarial losses	-	-	-	-	-	-	31	31	-	31

Other comprehensive
income for the year	-	-	-	-	176	-	(138)	38	2	40

Total comprehensive
loss for the year	-	-	-	-	176	-	(656)	(480)	6	(474)

Dividends	-	-	-	-	-	-	(113)	(113)	-	(113)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(4)	(4)
Equity-settled
share-based payments	-	-	-	-	-	-	10	10	-	10
Acquisition of shares by trustees of the Employee Share Trust	-	-	-	-	-	-	(2)	(2)	-	(2)
Transfer of impairment losses to merger reserve	-	-	(507)	-	-	-	507	-	-	-

As at 31 Dec 2016	197	133	33	-	150	34	467	1,014	11	1,025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2015

						Capital			Non-
	Share	Share	Merger	Hedging	Transl'n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserve	earnings	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

As at 1 Jan 2015	194	101	877	-	24	34	744	1,974	22	1,996

Loss for the
year	-	-	-	-	-	-	(256)	(256)	(1)	(257)

Exchange movements
on translation of
foreign subsidiaries	-	-	-	-	(47)	-	-	(47)	1	(46)
Net loss on hedges of
net investment in
foreign subsidiaries	-	-	-	-	(3)	-	-	(3)	-	(3)
Effective portion of
changes in fair value of
cash flow hedges	-	-	-	(2)	-	-	-	(2)	-	(2)
Tax on effective portion of changes in fair value of cash flow hedges	-	-	-	2	-	-	-	2	-	2
Actuarial gains on defined benefit
pension schemes	-	-	-	-	-	-	150	150	-	150
Tax on actuarial gains	-	-	-	-	-	-	(25)	(25)	-	(25)

Other comprehensive
income for the year	-	-	-	-	(50)	-	125	75	1	76

Total comprehensive
loss for the year	-	-	-	-	(50)	-	(131)	(181)	-	(181)

Dividends	-	-	-	-	-	-	(167)	(167)	-	(167)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(4)	(4)
Equity-settled
share-based payments	-	-	-	-	-	-	7	7	-	7
Acquisition of shares by trustees of the Employee Share Trust	-	-	-	-	-	-	(5)	(5)	-	(5)
Utilisation of treasury
shares	-	-	-	-	-	-	15	15	-	15
Acquisition of non-controlling interests	-	-	-	-	-	-	(79)	(79)	(9)	(88)
Issued	3	32	-	-	-	-	-	35	-	35
Transfer of impairment losses to merger reserve	-	-	(337)	-	-	-	337	-	-	-

As at 31 Dec 2015	197	133	540	-	(26)	34	721	1,599	9	1,608

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
		2016	2015
	Note	£m	£m
Cash flow from operating activities
Loss before income tax from continuing operations		(542)	(235)
Profit/(loss) before income tax from discontinued operations	6	15	(5)

Loss before income tax		(527)	(240)
Financial income		(16)	(16)
Financial expense		87	74
Share of post-tax results of joint ventures		(11)	(28)
Intangible impairment and amortisation		629	444
Impairment of assets held for sale		26	-
Depreciation and impairment of property, plant and equipment		29	26
Profit on disposal of businesses		(9)	(1)
Difference between contributions to retirement benefit
schemes and amount charged to profit before net financing expense		(4)	(3)
Profit on disposal of property, plant and equipment		-	(1)
Equity-settled share-based payments		10	7

		214	262
Decrease in inventories		-	1
(Increase)/decrease in trade and other receivables		(39)	38
Decrease in trade and other payables and provisions		(5)	(81)

Cash generated from operations		170	220
Tax paid		(32)	(79)

Net cash flow from operating activities		138	141

Cash flow from investing activities
Acquisition of businesses (net of cash acquired)		(2)	(5)
Investment in joint ventures		(2)	(1)
Purchase of property, plant and equipment		(16)	(15)
Purchase of intangible assets		(10)	(23)
Movements in bank deposits (more than three months)		1	(2)
Disposal of businesses (net of cash disposed of)		(5)	(2)
Disposal of joint ventures		40	11
Disposal of property, plant and equipment		2	2
Advance disposal proceeds		30	-
Interest received		11	3
Dividends received from joint ventures		34	42
Dividends received from joint ventures classified as held for sale		1	-
Amounts (paid)/received on maturity of net investment hedges		(16)	37

Net cash flow from investing activities		68	47

Net cash flow before financing activities		206	188

Cash flow from financing activities
Proceeds from other borrowings		1,333	68
Repayments of other borrowings		(1,345)	(143)
Cash flows in respect of facility arrangement fees		(18)	(3)
Interest paid		(58)	(38)
Dividends paid		(113)	(167)
Acquisition of non-controlling interests		-	(54)
Cash received in respect of debt related cash flow hedges		30	12
Dividends paid to non-controlling interests		(4)	(4)
Cash flows in respect of treasury shares*		-	15
Acquisition of shares by trustees of the Employee Share Trust		(2)	(5)

Net cash flow from financing activities		(177)	(319)

Increase/(decrease) in cash and cash equivalents		29	(131)
Cash and cash equivalents as at the beginning of the year		340	495
Exchange gains/(losses) on cash and cash equivalents		19	(24)

Cash and cash equivalents as at the end of the year		388	340

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)
	2016	2015
	£m	£m
Cash and cash equivalents consist of:
Cash at bank and in hand	286	307
Bank deposits (less than three months)	56	33
Cash at bank and in hand classified as held for sale	46	-

Cash and cash equivalents as at the end of the year	388	340
Bank deposits (more than three months)	22	23
Bank loans	(1,388)	(1,264)
Loan payable to joint venture	(2)	-
Bank loans classified as held for sale	(25)	-
Fees capitalised against bank facilities	15	-
Derivatives classified as net debt	27	14
Finance leases	(51)	(59)
Finance leases classified as held for sale	(7)	-

Net debt as at the end of the year	(1,021)	(946)

*Cash received from SAYE option holders on exercise of options.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1. BACKGROUND

The financial information is derived from the Group's consolidated financial statements for the year ended 31 December 2016, which were approved by the Board of Directors on 25 April 2017.

The financial information does not constitute statutory accounts within the meaning of sections 434(3) and 435(3) of the Companies Act 2006 or contain sufficient information to comply with the disclosure requirements of International Financial Reporting Standards (IFRS).

The Company's auditors, Ernst & Young LLP, have given an unqualified report on the consolidated financial statements for the year ended 31 December 2016, which did not include reference to any matters to which the auditors drew attention without qualifying their report and did not contain any statement under section 498 of the Companies Act 2006.

The consolidated financial statements will be filed with the Registrar of Companies, subject to their approval by the Company's shareholders at the Company's Annual General Meeting on 2 June 2017.

2. BASIS OF PREPARATION

Basis of accounting
The Group's consolidated financial statements for the year ended 31 December 2016 have been prepared on the going concern basis in accordance with IFRS adopted for use in the European Union and those parts of the Companies Act 2006 that are applicable to companies reporting under IFRS. From the Group's perspective, there are no applicable differences between IFRS as adopted for use in the EU and IFRS as issued by the IASB.

The consolidated financial statements have been prepared under the historical cost convention, except that derivative financial instruments and retirement benefit assets and liabilities are stated at fair value.

The Group's principal accounting policies are unchanged compared with the year ended 31 December 2015.

Going concern
As at 31 December 2016, the Company had net debt of £1,021m. Committed facilities under the principal Debt Facility Arrangement and other smaller facilities were £1,745m of which £300m was undrawn.  The Company has taken steps to reduce its debt including the disposal of non-core assets, cost savings measures and suspending dividend payments until the Company is generating sustainable free cash flow.  Despite the actions taken to date, there remained a risk that the leverage ratio would exceed the maximum leverage ratio under the Debt Facility Arrangement of 3.75:1 in the measurement period ended 30 June 2017 and in subsequent periods.

Should there be a breach of the leverage covenant, the lenders could demand accelerated repayment and the Company may not have the funds to make these repayments. To ensure continued compliance with its financial covenants, the Company has approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to 4.5:1 to provide additional headroom through to the reporting period ending 30 June 2018.  The Directors have a reasonable expectation that the Company and the Group will comply with this revised covenant and will be able to operate within the level of available facilities and cash for the foreseeable future and accordingly believe that it is appropriate to prepare the financial statements on a going concern basis.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management considers that the most significant areas of judgement and estimation made in preparing the consolidated financial statements arise in relation to the accounting for long-term contracts, business combinations, defined benefit pensions and other retirement benefits and provisions (including asbestos-related liabilities), uncertain tax positions, and in assessing the recoverability of goodwill and other intangible assets, and the classification of businesses as held for sale.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

2. BASIS OF PREPARATION (continued)

Use of adjusted measures

Management uses adjusted performance measures including trading profit, adjusted profit before tax and adjusted diluted earnings per share. Each of these measures is based on an IFRS measure of profit but excludes specific items whose inclusion in the IFRS measure hinders the comparison of the trading performance of the businesses from one period to another, with each other or with those of competitors.

Management has identified the following specific items that are excluded in arriving at these non-IFRS measures: exceptional items; the impairment and amortisation of intangible assets; and asbestos-related costs (net of insurance recoveries).

We do not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS and it should be noted that they may not be comparable with similarly-titled measures used by other companies.

Exceptional items

Exceptional items may include, but are not restricted to: impairment charges, acquisition-related costs, restructuring costs, gains and losses on the disposal of fixed assets and gains and losses on the disposal and closure of businesses.  Acquisition-related costs may include impairment charges, transaction costs (including external advisory, legal, valuation, and other professional fees and attributable internal costs), the amortisation of acquisition-related facilities fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration.

Discontinued operations

In the consolidated financial statements, the results, assets and liabilities and cash flows of discontinued operations are presented separately from those of continuing operations. An operation is classified as discontinued if it is a component of the Group that: has been disposed of, or meets the criteria to be classified as held for sale; and represents a separate major line of business or geographic area of operations or will be disposed of as part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations.

Assets held for sale
Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to property, plant and equipment or where appropriate the interest in joint ventures. The remaining assets and liabilities continue to be measured in accordance with the Group's other accounting policies. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on re-measurement are recognised in profit or loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any interest in joint ventures are no longer equity accounted.

3.  SEGMENTAL ANALYSIS OF CONTINUING OPERATIONS

Amec Foster Wheeler designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Segment information is presented on a consistent basis with the information presented to the Group's Executive Committee for the purposes of allocating resources within the Group and assessing the performance of the Group's businesses.

The Group Executive Committee uses trading profit as the measure of the profitability of the Group's businesses. Trading profit is, therefore, the measure of segment profit presented in the Group's segment disclosures. Trading profit represents profit before net financing expense excluding exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group's share of the trading profit of joint ventures.

During 2016, the Group's continuing operations were organised into five operating units: Americas; Northern Europe and CIS; Asia, Middle East, Africa and Southern Europe; Global Power Group and Investment Services.

With effect from 1 January 2017, the Group has organised its Engineering and Construction business into four market-based business lines:? Oil, Gas & Chemicals; Mining; Power & Process and Environment and Infrastructure.? The Global Power Group and Investment Services will continue to be reported separately.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

3.  SEGMENTAL ANALYSIS OF CONTINUING OPERATIONS (continued)
	Revenue		Profit/(loss)
	2016	2015	2016	2015
	£m	£m	£m	£m
Class of business:
Americas	2,516	2,646	109	161
Northern Europe and CIS	1,497	1,492	121	134
Africa, Middle East, Asia and Southern Europe	1,102	1,050	61	68
Global Power Group	406	364	54	51
Investment Services	16	15	17	14
	5,537	5,567	362	428

Internal revenue	(97)	(112)	-	-

External revenue	5,440	5,455	-	-

Corporate costs1			(44)	(54)
Trading profit2			318	374
Net financing expense3			(64)	(40)
Adjusted profit before tax			254	334
Tax on results of joint ventures4			(4)	(10)
			250	324

Intangible amortisation and impairment 5			(655)	(444)
Exceptional and asbestos-related items 5			(137)	(115)

Loss before income tax			(542)	(235)

1   Corporate costs comprise the costs of operating central corporate functions and certain regional overheads.
2   Trading profit is earnings from continuing operations before net financing expense, tax, intangible amortisation and impairment, pre-tax exceptional items and asbestos-related items of £303m (2015: £334m), but including joint venture trading profit of £18m (2015: £40m).
3   Net financing expense excludes exceptional and asbestos-related items, but includes Amec Foster Wheeler's share of net interest payable of joint ventures.
4   The share of post-tax results of joint ventures is further analysed as follows:

	2016	2015
	£m	£m
Trading profit	18	40
Net financing expense	(3)	(2)
Tax	(4)	(10)

	11	28

5   See note 4 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

4.  AMORTISATION, IMPAIRMENT, EXCEPTIONAL AND ASBESTOS-RELATED ITEMS

	2016	2015
	£m	£m

Continuing operations:
Administrative expenses - exceptional and asbestos-related items	(129)	(94)
Administrative expenses - intangible amortisation and impairment	(655)	(444)
	(784)	(538)
Profit/(loss) on business disposals and closures	2	(1)
Net financing expense	(10)	(20)
	(792)	(559)
Taxation credit on exceptional and asbestos-related items of continuing operations	26	18
Taxation credit on intangible amortisation and impairment	43	27
	69	45
Post-tax amortisation, impairment, exceptional and asbestos-related items
of continuing operations	(723)	(514)
Exceptional items of discontinued operations (post-tax)	7	1
Post-tax amortisation, impairment, exceptional and asbestos-related items	(716)	(513)

Post-tax exceptional and asbestos-related items	(104)	(96)
Post-tax intangible amortisation and impairment	(612)	(417)
	(716)	(513)

Intangible amortisation and impairment are analysed as follows:

	2016	2015
	£m	£m

Intangible amortisation	129	129
Impairment of goodwill and intangible assets	500	315
Impairment of assets on classification as held for sale	26	-
	655	444

Impairment of goodwill and intangible assets

During 2016, the goodwill in the Global Power Group has been written down by £214m (2015: £308m) and in the Americas by £75m (2015: £nil).  The Customer Relationship intangible assets acquired with Foster Wheeler and allocated to the Global Power Group and the Americas segments have also been written down by £32m and £125m respectively, following a review of the cash flows associated with these assets.

There were impairments of £20m charged against the Brand and Customer Relationship assets acquired with smaller acquisitions and a £34m impairment of an ERP system.

In total, there were impairment charges of £500m against goodwill and intangible assets in 2016, of which £246m arose in GPG, £200m in the Americas, £14m in AMEASE, £6m in NECIS and £34m in the Corporate centre.  The impairment loss of £315m recognised in 2015 related to a £308m impairment of goodwill in the Global Power Group and a £7m impairment of the Order Backlog intangible asset in the Americas.

Impairment of assets on classification as held for sale

During 2016, the Group's interests in PetroPower Energia Limitada, The Incheon Bridge Co. Ltd, Aquenta Consulting Pty Ltd and the core boiler business of the Global Power Group were classified as held for sale.  As part of the assessment of fair value less costs to sell of these businesses, impairment charges of £26m were recognised, this included goodwill of £16m allocated to the disposal groups.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

4.  AMORTISATION, IMPAIRMENT, EXCEPTIONAL AND ASBESTOS-RELATED ITEMS (continued)

Post-tax exceptional and asbestos-related items for 2016 are further analysed as follows:

Year ended 31 December 2016
	Profit on disposals £m	Profit in respect of business closures £m	Profit on business disposals and closures £m	Asbestos- related items £m	Other exceptional items £m	Total £m
Continuing operations	-	2	2	(4)	(135)	(137)
Discontinued operations	9	-	9	-	-	9
Profit/(loss) before tax	9	2	11	(4)	(135)	(128)
Taxation on exceptional items	(2)	1	(1)	-	25	24
Profit/(loss) after tax	7	3	10	(4)	(110)	(104)

Profit on disposals

During 2016, there were contract settlements and other positive developments on a number of retained liabilities associated with businesses sold in prior years and classified as discontinued.  This resulted in provision releases which were offset by other movements in indemnities provisions and costs associated with running these businesses to give a profit on disposal of £9m.

Asbestos-related items

There was a credit of £6m relating to a change in the discount rate applied to the asbestos liability.  This was offset by a charge of £8m in respect of unwinding the discount and costs of managing the liability of £2m.  There was no change to the actual liability required following the annual reassessment in 2016.

Other exceptional items

During 2016, the integration of the AMEC and Foster Wheeler businesses has continued and there has been an ongoing cost savings programme.  Costs of £135m have been incurred in achieving the integration and the cost savings.  This includes £54m of onerous lease and other property costs, which was incurred predominantly in the Americas, as the property portfolio has been reviewed and consolidated.  Severance and other exit costs were £45m, which largely relates to delayering management and removing overlapping functions, but also includes severance cost related to engineers in the Oil and Gas Americas business following the down turn in trading in that business during the year.  Professional fees of £31m have been incurred in relation to establishing the new group strategy and structure, the establishment of a Global Shared Services Centre and IT integration.  There were also internal costs of £5m in relation to integration and restructuring activities.

Cash payments of £82m have been made during the year in respect of exceptional items incurred in current and prior years.

Year ended 31 December 2015		Loss in	Profit/(loss)
		respect of	on business	Asbestos-	Other
	Profit on	business	disposals	related	exceptional
	disposals	closures	and closures	items	items	Total
	£m	£m	£m	£m	£m	£m

Continuing operations	-	(1)	(1)	6	(120)	(115)
Discontinued operations	1	-	1	-	-	1
Profit/(loss) before tax	1	(1)	-	6	(120)	(114)
Taxation on exceptional items	-	-	-	-	18	18
Profit/(loss) after tax	1	(1)	-	6	(102)	(96)

The pre-tax profit on disposal of £1m relates to costs and movements in indemnity provisions associated with businesses sold in prior years and classified as discontinued.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

4.  AMORTISATION, IMPAIRMENT, EXCEPTIONAL AND ASBESTOS-RELATED ITEMS (continued)

There was a credit of £5m relating to a change in the discount rate applied to the asbestos liability and experiential gains of £9m as the liability is reassessed on an annual basis. These credits were offset by a £7m charge in respect of unwinding the discount and £1m other costs of managing the liability.

Other exceptional items of £120m includes £97m relating to the costs of integrating the Amec and Foster Wheeler businesses, £13m amortisation of fees associated with the borrowings taken on to fund the acquisition, a £5m loss incurred following an unauthorised payment made from the Australian business and not expected to be recovered and other exceptional items totalling £5m.

Integration costs includes severance (£32m), professional and consultancy fees (£11m), costs of rationalisation of agents (£8m), property and office rationalisation (£27m), and staff costs (£11m) as well as IT, rebranding and Sarbanes-Oxley Act implementation costs totalling £8m.

Cash payments of £72m have been made during the year in respect of exceptional items incurred in current and prior years.

5.  INCOME TAX

The Group's effective tax rate in 2016 on continuing operations (including its share of joint ventures' income tax expense but before exceptional items, intangibles amortisation and impairment and asbestos-related items) was 22.3 per cent (2015: 22.0 per cent).

The Group's share of joint ventures' income tax expense was £4m (2015: £10m).

6.  PROFIT/(LOSS) FOR THE YEAR FROM DISCONTINUED OPERATIONS

Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, including the UK conventional power business, which was discontinued in 2013.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.  The results of the discontinued operations are all attributable to the equity holders of the parent and are as follows:

	2016	2015
	£m	£m
Revenue	(7)	-
Cost of sales and net operating expenses	13	(6)
Profit/(loss) before exceptional items and income tax	6	(6)
Attributable tax	(1)	1
	5	(5)
Profit on disposal	9	1
Tax on profit/(loss) on disposal	(2)	-

Profit/(loss) for the year from discontinued operations	12	(4)

The negative revenue and profit before exceptional items and income tax in 2016 arose from the settlement of the final account of a contract in the UK conventional power business.  The profit on disposals of £9m is a result of movements in indemnities provisions and costs associated with businesses sold in prior years.

The loss before exceptional items and income tax in 2015 represents additional provisions on certain contracts within the UK conventional power business.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

7.  EARNINGS PER SHARE

Basic and diluted earnings per share are shown on the face of the income statement. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Employee Share Trust and those held in treasury by the Company.  As the Group has reported a basic loss per ordinary share from continuing operations, any potential ordinary shares are anti-dilutive and so excluded from the calculation of diluted loss per share.

			2016			2015
		Weighted			Weighted
		average shares	Loss per		average shares	Loss per
	Loss	number	share	Loss	number	share
	£m	million	pence	£m	million	pence

Basic loss from
continuing operations	(530)	383	(138.9)	(252)	383	(66.1)
Share options	-	-	-	-	-	-
Employee share and incentive schemes	-	-	-	-	-	-

Diluted loss from
continuing operations	(530)	383	(138.9)	(252)	383	(66.1)

			2016			2015
		Weighted			Weighted
		average shares	Earnings per		average shares	Loss per
	Earnings	number	share	Loss	number	share
	£m	million	pence	£m	million	pence

Basic earnings/(loss) from discontinued operations	12	383	3.3	(4)	383	(1.1)
Share options	-	-	-	-	-	-
Employee share and incentive schemes	-	-	-	-	-	-

Diluted earnings/(loss) from
discontinued operations	12	383	3.3	(4)	383	(1.1)

Basic and diluted loss from continuing operations is calculated as set out below:

	2016	2015
	£m	£m

Loss for the year from continuing operations	(526)	(253)
(Profit)/loss attributable to non-controlling interests	(4)	1

Basic and diluted loss from continuing operations	(530)	(252)

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

7.  EARNINGS PER SHARE (continued)

In order to appreciate the effects on the reported performance of intangible amortisation and impairment, exceptional items and asbestos-related items, along with the impact of the potential ordinary shares, additional calculations of earnings per share are presented.

			2016			2015
		Weighted			Weighted
		average	(Loss)/earnings		average	(Loss)/earnings
		shares	per		shares	per
	(Loss)/earnings	number	share	(Loss)/earnings	number	share
	£m	million	pence	£m	million	pence

Basic loss from continuing operations	(530)	383	(138.9)	(252)	383	(66.1)

Exceptional items and asbestos-related items (post-tax)	111	-	29.4	97	-	25.3

Amortisation and impairment (post-tax)	612	-	160.2	417	-	108.9

Basic earnings from continuing operations before
impairment, amortisation, exceptional
and asbestos-related items	193	383	50.7	262	383	68.1

Share options	-	-	-	-	-	-
Employee share and incentive schemes	-	2	(0.3)	-	2	(0.4)

Diluted earnings from continuing operations before
impairment, amortisation, exceptional and asbestos-related items	193	385	50.4	262	385	67.7

			2016			2015
		Weighted			Weighted
		average	Earnings/(loss)		average	Loss
		shares	per		shares	per
	Loss	number	share	Loss	number	share
	£m	million	pence	£m	million	pence

Basic earnings/(loss) from discontinued operations	12	383	3.3	(4)	383	(1.1)

Exceptional items (post-tax)	(7)	-	(1.9)	(1)	-	(0.2)

Basic earnings/(loss) from discontinued operations
before exceptional items	5	383	1.4	(5)	383	(1.3)

Share options	-	-	-	-	-	-
Employee share and incentive schemes	-	2	-	-	2	-

Diluted earnings/(loss) from discontinued
operations before exceptional items	5	385	1.4	(5)	385	(1.3)

8.  DIVIDENDS

The directors are not proposing a final dividend in respect of the year ended 31 December 2016 giving a total dividend for the year of 7.4 pence.  In 2015, there was an interim dividend of 14.8 pence and a final dividend of 14.2 pence, giving a total dividend of 29.0 pence.

		2016		2015
	Pence		Pence
Dividends charged to reserves and paid	per share	£m	per share	£m

Interim dividend in respect of 2015 (2015: interim
dividend in respect of 2014)	14.8	58	14.8	56

Final dividend in respect of 2015 (2015: final dividend
in respect of 2014)	14.2	55	28.5	111

	29.0	113	43.3	167

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

9. INTANGIBLE ASSETS

		Customer	Brands/	Order
	Goodwill	relationships	trademarks	backlog	Patents	Software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:
As at 1 Jan 2016	2,531	530	194	137	117	145	3,654
Exchange and other movements	391	65	35	20	23	10	544
Additions	-	-	-	-	-	13	13
Disposals and retirements	-	-	-	-	-	(3)	(3)
Transfer to assets held for sale	(645)	-	(14)	(16)	(92)	(5)	(772)
Reclassifications	-	-	-	-	-	2	2

As at 31 Dec 2016	2,277	595	215	141	48	162	3,438

Amortisation:
As at 1 Jan 2016	339	119	32	65	9	65	629
Exchange and other movements	70	25	5	12	3	5	120
Impairment loss	289	173	4	-	-	34	500
Provided during the year	-	40	11	46	8	24	129
Disposals and retirements	-	-	-	-	-	(3)	(3)
Transfer to assets held for sale	(585)	-	(2)	(11)	(13)	(2)	(613)
Reclassifications	-	-	-	-	-	1	1

As at 31 Dec 2016	113	357	50	112	7	124	763

Cost:
As at 1 Jan 2015	2,551	560	186	137	109	123	3,666
Exchange and other movements	(21)	1	8	-	8	-	(4)
Additions	1	-	-	-	-	21	22
Disposals and retirements	-	(31)	-	-	-	(6)	(37)
Reclassifications	-	-	-	-	-	7	7

As at 31 Dec 2015	2,531	530	194	137	117	145	3,654

Amortisation:
As at 1 Jan 2015	35	107	21	14	1	45	223
Exchange and other movements	(4)	-	-	1	1	1	(1)
Impairment loss	308	-	-	7	-	-	315
Provided during the year	-	43	11	43	7	25	129
Disposals and retirements	-	(31)	-	-	-	(6)	(37)

As at 31 Dec 2015	339	119	32	65	9	65	629

Net book value:
As at 31 Dec 2016	2,164	238	165	29	41	38	2,675

As at 31 Dec 2015	2,192	411	162	72	108	80	3,025

As at 1 Jan 2015	2,516	453	165	123	108	78	3,443

The carrying value of software held under deferred payment arrangements which are similar to finance leases as at 31 December 2016 was £21m (2015: £24m).  Additions during the year include £4m (2015: £nil) of software held under deferred payment arrangements.

During 2016 there has been an impairment charge against the goodwill in the Global Power Group of £214m (2015: £308m) and in the Americas of £75m (2015: £nil). The customer relationship intangible assets in the Global Power Group and the Americas have also been impaired by £32m and £125m respectively.

In addition, there were impairments of £20m charged against the brand and customer relationship assets acquired with smaller acquisitions and a £34m impairment of an ERP system.

The impairment loss of £315m recognised in 2015 related to a £308m impairment of goodwill in the Global Power Group and a £7m impairment of the order backlog intangible asset in the Americas.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

9. INTANGIBLE ASSETS (continued)

The Group is required to test its goodwill and intangible assets for impairment at least annually, or more frequently if indicators of impairment exist.

The review of goodwill for indications of impairment by management is performed at the operating segment level, being the lowest level of cash-generating units (CGU) monitored for goodwill purposes.

The recoverable amount of all CGUs has been based on value-in-use calculations. These calculations use cash flow projections included in the financial budgets approved by the Board for 2017 and 2018, and pre-tax discount rates as set out in the table above. For the purposes of the calculation of the recoverable amount, the cash flow projections beyond the budgeted period include 5% growth in 2019, 10% growth in 2020 and 3% growth per annum thereafter. The long-term growth rates are in line with long-term average growth rates for the regions in which the CGUs operate.

The value-in-use has been compared to the carrying value for each CGU and no impairment is required nor has been charged in respect of the Northern Europe and CIS, or Asia, Middle East, Africa and Southern Europe CGUs.

The carrying amount of the Global Power Group CGU has been reduced to its recoverable amount through recognition of an impairment loss of £214m against goodwill. This has been included in administrative expenses in the income statement. The impairment loss arose during the first half of 2016 due to a further deterioration in the forecast results of the Global Power Group with further delays and project cancellations and reduced bookings in the period. The residual goodwill in the Global Power Group CGU was allocated to the core boiler business which was classified as held for sale as at 31 December 2016.

The carrying amount of the Americas CGU has been reduced to its recoverable amount through recognition of an impairment loss of £75m against goodwill. This has been included in administrative expenses in the income statement. The impairment loss arose following a significant deterioration in the trading conditions and forecast outturn of the oil and gas business based in Houston. The recoverable amount of the Americas CGU is £1,226m.

10.  PROVISIONS

		Project	Obligations
	Asbestos-	and	relating to	Property
	related	environmental	disposed	related
	litigation	litigation	businesses	provisions	Other	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2016	378	154	78	19	35	664
Exchange and other movements	62	15	2	3	1	83
Transfer from other balance sheet captions	5	-	-	-	11	16
Transfer to liabilities held for sale	-	(4)	-	(4)	-	(8)
Utilised	(35)	(25)	(7)	(1)	(4)	(72)
Provided	2	1	23	4	3	33
Released	(1)	(52)	(36)	(4)	(6)	(99)
Change in discount rate	(6)	-	-	-	-	(6)
Unwinding of discount	8	-	-	-	-	8

As at 31 December 2016	413	89	60	17	40	619

Provisions classified as current liabilities						9
Provisions classified as non-current liabilities						610
						619

Asbestos-related litigation
Certain of the Company's subsidiaries in the US and the UK are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the US and the UK. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of our subsidiaries during the 1970s or earlier. We expect that these subsidiaries will be named as defendants in additional and/or similar suits and that new claims will be filed in the future. Whilst some of these claims have been and are expected to be made in the UK, the overwhelming majority have been and are expected to be made in the US.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

10.  PROVISIONS (continued)

We assumed the majority of our asbestos-related liabilities when we acquired Foster Wheeler in November 2014. Management worked with independent asbestos valuation experts, to measure the asbestos-related liabilities assumed. Asbestos-related liabilities recognised by the Group include estimates of indemnity amounts and defence costs expected to be incurred in each year in the period to 2050, beyond which time management expects that there will no longer be a significant number of open claims. Management's estimates were based on the following information and/or assumptions: the number of open claims, the forecasted number of future claims, the estimated average cost per claim by disease type - mesothelioma, lung cancer and non-malignancies, claim filings which result in no monetary payments (the 'zero pay rate'), as well as other factors.

Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defence costs, and, in certain cases, for reimbursement for portions of out-of-pocket costs incurred. Asbestos-related insurance recoveries under executed settlement agreements are recognised in trade and other receivables together with our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims in the period to 2050. Our actual insurance recoveries may be limited by future insolvencies among our insurers. We do not recognise insurance recoveries due from currently insolvent insurers unless they are subject to court-approved settlement in liquidation proceedings.

We have discounted the expected future cash flows with respect to the asbestos-related liabilities and the expected insurance recoveries using discount rates determined by reference to appropriate risk-free market interest rates.

Asbestos-related liabilities and assets recognised on the Group's balance sheet were as follows:

	2016			2015
	US £m	UK £m	Total £m	US £m	UK £m	Total £m
Asbestos-related provision
Gross provision	478	56	534	432	56	488
Effect of discounting	(84)	-	(84)	(74)	-	(74)
Net provision1	394	56	450	358	56	414
Insurance recoveries
Gross recoveries	(67)	(52)	(119)	(68)	(54)	(122)
Effect of discounting	3	-	3	4	-	4
Net recoveries	(64)	(52)	(116)	(64)	(54)	(118)
Net asbestos-related liabilities	330	4	334	294	2	296

1  The net asbestos provision of £450m (2015: £414m) is made up of £413m included in provisions (2015: £378m) and £37m (2015: £36m) in respect of asbestos provisions included in trade and other payables.

Estimation of asbestos-related liabilities and insurance recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes.

Fluctuations in market interest rates could cause significant changes in the discounted amount of the asbestos-related liabilities and insurance recoveries.

Project litigation
The Group is party to litigation involving clients and sub-contractors arising out of project contracts.
Management has taken internal and external legal advice in considering known or reasonably likely legal claims and actions by and against the Group. Where a known or likely claim or action is identified, management carefully assesses the likelihood of success of the claim or action. Generally, a provision is recognised only in respect of those claims or actions that management considers are probable of success. Additionally, however, the Group recognises provisions for known or likely claims against an acquired business if, at the acquisition date, it is possible that the claim or action will be successful and its amount can be reliably estimated.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

10.  PROVISIONS (continued)

Provision is made for management's best estimate of the future legal costs to be incurred in defending each claim or action and of the likely settlement costs and/or damages to be awarded for those claims and actions that management considers are likely to be successful. Due to the inherent commercial, legal and technical uncertainties underlying the estimation of our project claims, the amounts ultimately paid or realised by the Group could differ materially from the amounts, if any, that are recognised in the financial statements.

Environmental risks
Certain of the jurisdictions in which the Group operates, in particular the US and the EU, have environmental laws under which current and past owners or operators of property may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law and whether the operator or owner knew of, or was responsible for, the presence of such substances. Largely as a consequence of the acquisition of Foster Wheeler, the Group currently owns and operates, or owned and operated, industrial facilities. It is likely that, as a result of the Group's current or former operations, hazardous substances have affected the property on which those facilities are or were situated. The Group have also received and may continue to receive claims pursuant to indemnity obligations from the present owners of facilities we have transferred, which claims may require us to incur costs for investigation and/or remediation. As at 31 December 2016, the Group held provisions totalling £35m (2015: £44m) for the estimated future environmental clean-up costs in relation to industrial facilities that it no longer operates. Whilst the timing of the related cash flows is typically uncertain, the Group expects that certain of its remediation obligations may continue for up to 60 years.

Indemnities and retained obligations
The Group agreed to indemnify certain third parties relating to businesses and/or assets that were previously owned by the Group and were sold to them. As at 31 December 2016, we recognised indemnity provisions totalling £60m (2015: £78m). Indemnity provisions principally relate to the indemnification of the purchasers of SPIE in 2006, and the Built Environment and other peripheral businesses that were sold in 2007. During 2016, the Group recognised additional indemnity provisions of £23m in relation to businesses sold in previous years and released provisions of £36m that were no longer required following settlement of the underlying issues.

Property-related provisions
Property-related provisions related to dilapidations of leasehold buildings. On average these settle between one to four years following the end of the lease term.

Other provisions
Other provisions include £2m (2015: £7m) in respect of the Group's legal and constructive obligations to fund loss-making joint ventures and to meet its share of certain of their obligations, and insurance provisions of £25m (2015: £28m) relating to the potential liabilities in the Group's captive insurance entity and provisions in relation to risks associated with insurance claims. These potential liabilities and risks relate predominantly to industrial disease of former employees. These are expected to unwind over the next 20 years.

11.  ASSETS HELD FOR SALE

In March 2016, the Group announced its intention to reduce net debt via the disposal of non-core assets. Assets and liabilities expected to be disposed and which meet the definition of held for sale in line with IFRS 5 are presented as a disposal group. Actions to sell the entities within the disposal group have commenced and disposals are expected to complete within 12 months.

During the year the following disposal groups were classified as held for sale:

Disposal Group	Classification	Date classified as held for sale	Date of disposal	Location
Incheon Bridge Co. Ltd	Equity Joint Venture	H1 2016	N/A	Korea
PetroPower Energia Limitada	Equity Joint Venture	H1 2016	7 December 2016	Chile
Amec Foster Wheeler Power SRL	Subsidiary	H1 2016	N/A	Italy
Aquenta Consulting Pty Limited	Subsidiary	H2 2016	N/A	Australia
GPG - Core Boiler Business	Subsidiary	H2 2016	N/A	Global

The disposal of PetroPower Energia Limitada completed in December 2016 and Aquenta Consulting Pty Limited in January 2017.

Accordingly, the Group's interest in The Incheon Bridge Co. Ltd and Amec Foster Wheeler Power SRL, the GPG core boiler business and Aquenta Consulting Pty Limited are presented as held for sale as at 31 December 2016.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

11.  ASSETS HELD FOR SALE (continued)

The major classes of assets and liabilities of the disposal groups are as follows:

2016£m
Assets
Property, plant and equipment	47
Intangible assets	143
Interests in joint ventures	16
Deferred tax assets	6
Trade and other receivables	73
Inventories	4
Current tax receivable	1
Cash and cash equivalents	46
Assets classified as held for sale	336
Liabilities
Trade and other payables	(132)
Current tax payable	(3)
Interest-bearing loans and borrowings	(32)
Derivative financial instruments	(7)
Deferred tax liabilities	(5)
Provisions	(8)
Liabilities classified as held for sale	(187)
Net assets directly associated with the disposal groups	149

The results of the assets held for sale for the period from classification as held for sale to 31 December is as follows:

2016£m
Revenue	11
Cost of sales and net operating expenses	(1)
Profit before income tax	10
Income tax	-
Profit after tax	10

On 3 August 2016, the Group signed a sale and purchase agreement relating to its interest in The Incheon Bridge Co. Ltd. Cash proceeds of £30m were received on 2 December 2016, and are reported within current payables. The disposal remains subject to regulatory approval but it is expected to complete in 2017.

An impairment loss of £26m writing down the carrying amount of the disposal group to its fair value less costs to sell has been included within the impairment charges recognised in the income statement.

12.  ACQUISITIONS AND DISPOSALS

Acquisitions in 2016
£2m was paid in respect of businesses acquired in 2015 and in prior years.

Acquisitions in 2015
On 5 October 2015, the Group acquired the remaining 49.9% shareholding in KROMAV Engenharia S.A., a company incorporated in Brazil, for a consideration of £3m.  As a result of the transaction, the non-controlling interest released was £1m resulting in a charge of £4m recognised in the consolidated statement of changes in equity.

Mandatory purchase of minority Foster Wheeler shareholders
On 19 January 2015, Amec Foster Wheeler plc completed the squeeze-out merger under Swiss law (the "Squeeze-Out Merger") of Foster Wheeler AG ("Foster Wheeler") through its wholly owned subsidiaries AMEC International Investments BV and A-FW International Investments GmbH.

All remaining Foster Wheeler shareholders received, for each Foster Wheeler share held, a combination of $16.00 in cash and either (i) 0.8998 Amec Foster Wheeler shares, if the shareholder's address on the books and records of Foster Wheeler was outside the United States or (ii) 0.8998 Amec Foster Wheeler American depositary shares ("ADSs"), if the shareholder's address on the books and records of Foster Wheeler was in the United States.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

12.  ACQUISITIONS AND DISPOSALS (continued)

The cash portion of the consideration was increased by $0.225 for each Amec Foster Wheeler share or Amec Foster Wheeler ADS received, in lieu of the Amec Foster Wheeler dividend of £0.148 (announced on 7 August 2014). This was calculated by converting the dividend amount to US$ (at the European Central Bank's 5 January 2015 exchange rate of $1.5223 per £1.00).

In aggregate, Amec Foster Wheeler paid as consideration in the Squeeze-Out Merger £51m ($77m) in cash and issued 4,255,970 Amec Foster Wheeler shares.

The purchase consideration was allocated as follows:

Recognised
value
£m

Assets acquired	-
Liabilities assumed	-
Net identifiable assets and liabilities	-
Amount recognised in the consolidated statement of changes in equity	75
Non-controlling interest acquired	10
85
Consideration
Shares issued	34
Cash paid on completion	51
85

Disposals in 2016
On 7 December 2016, the sale to Energia Que Mueve A Chile (ENAP) of PetroPower Energia Limitada was completed.

The carrying value of the interests in joint ventures sold and profit on disposal in respect of the continuing operations were as follows:

£m
Cash consideration received	40
Interest in Joint Venture classified as held for sale	(45)
Cumulative foreign exchange gains recycled from the translation reserve	10
Severance costs incurred as a result of the disposal	(4)
Legal fees incurred and other related expenses	(2)
Net loss on disposal	(1)

13.  RELATED PARTY TRANSACTIONS

During 2016 there were a number of transactions with the senior management Group, joint venture entities and subsidiary companies.

Transactions with the senior management group

During 2016, the senior management group consisted of Amec Foster Wheeler plc board members and the presidents of the Americas, Northern Europe and CIS, Asia, Middle East, Africa and Southern Europe, and the Global Power Group.

The senior management group and immediate relatives controlled 0.20% of the voting rights of the Company as at 31 December 2016.

In addition to their salaries, the Company also provides non-cash benefits to executive directors and other senior managers and they receive share awards under the Long-Term Incentive Plan. The Company also contributes to a defined benefit plan on behalf of certain executive directors. Details of their compensation are as follows:

	2016	2015
	£m	£m
Short-term employee benefits	5	5
Pension costs	-	-
Equity-settled share-based payments	1	-

	6	5

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

13.  RELATED PARTY TRANSACTIONS (continued)

The transactions and related balances outstanding with joint venture entities are as follows:

	Value of transactions in the year		Outstanding balance as at 31 December
	2016	2015	2016	2015
	£m	£m	£m	£m

Services received	1	1	-	-
Services rendered	21	28	8	12
Provision of finance	9	-	24	17
Receipt of finance	2	-	2	-

During the year, a loan of £2m was advanced to the Group from an equity accounted joint venture at an interest rate of 4.35%.

In September 2012, the UK government's Department for Business, Innovation and Skills announced a change to UK legislation with respect to the requirement for a UK company to be subject to annual audit. An additional audit exemption has been introduced, such that for a subsidiary of a parent established in a European Economic Area state, that subsidiary can be exempt from annual audit if certain conditions are met. The principal conditions are the requirement for the subsidiary's shareholders to agree to the exemption and a guarantee to be issued to the subsidiary by the parent undertaking, guaranteeing all of the subsidiary's outstanding liabilities at the year end, until they are satisfied in full.

14.  CONTINGENT LIABILITIES

Legal claims and actions
From time to time, the Group is party to litigation involving clients and sub-contractors arising out of project contracts. Such litigation includes claims or actions by and against the Group for cancelled contracts, for additional costs incurred in excess of contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. We have recognised provisions for certain known or reasonably likely legal claims or actions against the Group. We do not expect known and reasonably likely legal claims or actions for which a provision has not been established to have a material impact on the Group's financial position, results of operations or cash flows.

Indemnities and retained obligations
We have agreed to indemnify certain third parties relating to businesses and/or assets that were previously owned by the Group and were sold to them. Such indemnifications relate primarily to breach of covenants, breach of representations and warranties, as well as potential exposure for retained liabilities, environmental matters and third party claims for activities conducted by the Group prior to the sale of such businesses and/or asset. We have established provisions for those indemnities in respect of which we consider it probable that there will be a successful claim. We do not expect indemnities or retained obligations for which a provision has not been established to have a material impact on the Group's financial position, results of operations or cash flows.

Guarantees
During the year, one of the Group's subsidiaries disposed of a refinery/electricity generation plant located in Chile. A condition of the disposal was that the subsidiary was required to sign an operation and maintenance contract with the purchaser. This has resulted in a number of performance obligations with respect to refinery output and electricity generation by the plant.

Mount Polley
The Mount Polley mine is owned and operated by Mount Polley Mining Corporation, a subsidiary of Imperial Metals Corporation, and is located near the town of Likely, British Columbia, Canada. On 4 August 2014, a tailings pond facility at the mine failed releasing large quantities of water and mine tailings into the local environment. The dam was in the process of being raised (as part of its annual raise) at the time of the failure. One of Amec Foster Wheeler's subsidiaries, along with other parties, had various design and quality assurance responsibilities associated with the development of this facility. Amec Foster Wheeler's subsidiary was providing engineering services at the time of the breach, but did not perform the original design.

An independent review panel, appointed by the government of British Columbia, issued a report on 30 January 2015 concluding that the cause of failure was shearing along a zone of weak soil along with other contributory factors. On 17 December 2015, the chief inspector of mines for British Columbia issued a report that for the most part agreed with the conclusions of the independent review panel. Whilst the chief inspector concluded that there were failings in the required standard of care of all of the engineers, he concluded that the responsibility for the breach lies primarily with the mine owner, Mount Polley Mining Corporation. He also concluded that there was no evidence of any significant contravention of regulatory requirements.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (continued)

14.  CONTINGENT LIABILITIES (continued)

On 4 July 2016, Mount Polley Mining Corporation and Imperial Metals Corporation filed suit against Amec Foster Wheeler's subsidiary and others. The claim seeks CDN$3 million in costs payable to government agencies and unspecific damages for loss of profit, reconstruction costs and environmental remediation. Subsequent to this filing, several tourist operators and First Nations also filed suit alleging that they suffered damages as a result of the tailings facility failure. It is Amec Foster Wheeler management's opinion that its employees performed in a professional manner consistent with the standard of care for a competent engineer on a project of this nature in British Columbia. In addition, the contracts between Amec Foster Wheeler's subsidiary and Mount Polley Mining Corporation contain limitations of liability provisions that exclude claims for consequential damages and limit the subsidiary's liability to the Mount Polley Mining Corporation to the amount of professional fees charged, which were less than CDN$1 million.

Amec Foster Wheeler has retained outside counsel and filed a response to Mount Polley Mining Corporation's civil claim on 23 September 2016. Given the early stage of this matter, it is difficult to predict the likely outcome of this proceeding. Mindful of the foregoing caveat, it is Amec Foster Wheeler management's opinion that it is probable that there will be an outflow in respect of this issue (with liability shared with the other parties), but it is probable that if there is an outflow to Mount Polley Mining Corporation, it will be limited to the prescribed contractual limitation of liability referenced above.

Investigations
Amec Foster Wheeler has received voluntary requests for information from, and continues to cooperate with, the SEC and the US Department of Justice ("DOJ") regarding the historical use of agents by Foster Wheeler, primarily in the Middle East, and certain of the Company's other business counterparties in that region. In addition, the Company has provided information relating to the historical use of third parties by Foster Wheeler and certain of its operations to the DOJ and SEC in other regions. The Company has also made a disclosure to the UK Serious Fraud Office. Given the stage of these matters, it is not possible to estimate reliably what effect the outcome that any investigation or any regulatory determination may have on the Company.

Tax planning
The Group undertakes tax planning which is compliant with current legislation and accepted practice. Recent changes to the tax environment, including the OECDs project around Base Erosion and Profit Shifting have brought into question the legitimacy of tax planning previously undertaken by multinational entities. There have been several recent high profile tax cases against tax authorities and large groups. The European Commission continues formal investigations to examine whether decisions by the tax authorities in certain European countries comply with European Union rules, and has issued judgments in some cases which are being contested by the groups and the countries effected. We are monitoring the outcome of these cases in order to understand whether there is any risk to the Group. Based on the Group's current assessment of such issues, it is too early to speculate on any areas of challenge and potential liabilities, and as a result, it is not currently considered probable that there will be an outflow in respect of these issues.

15.  POST BALANCE SHEET EVENTS

In January 2017, the Company sold Aquenta Consulting Pty Ltd., a specialist consultancy business based in Australia, to Jacobs Group (Australia) Pty Ltd for £21m. Aquenta contributed revenue of £27m and trading profit of £4m in 2016.

On 2 March 2017, the Company signed an agreement to sell its core boiler business to Sumitomo Heavy Industries, Ltd for £137m. The core boiler business contributed revenues of £200m and trading profit of £25m. The sale is conditional on customary regulatory approvals in certain jurisdictions and is expected to be completed during the second quarter of 2017.

Also, on 2 March 2017, the Group announced its intention to dispose of its nuclear business. The nuclear operations contributed revenue of £274m and trading profit of £16m in 2016.

To ensure continued compliance with its financial covenants, the Company approached its banking group and on 10 April 2017 successfully agreed a waiver to increase the leverage covenant in its banking facilities to 4.5:1 to provide additional headroom through to the reporting period ending 30 June 2018.

RESPONSIBILITY STATEMENT OF THE DIRECTORS IN RESPECT OF THE ANNUAL FINANCIAL REPORT

We confirm that to the best of our knowledge:

●    the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
●    the directors' report includes a fair review of the development and performance of the business and the position of the issuer and undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Jonathan Lewis                                                                   Ian McHoul
Chief Executive Officer                                                                   Chief Financial Officer

25 April 2017

Principal business and strategic risks
The table below shows Amec Foster Wheeler's principal business and strategic risks. Each is specific to the Group and could have a material impact on it. Actions have been taken to mitigate these risks and these are also shown:

Risk	Mitigation
Geopolitical and economic conditions
Amec Foster Wheeler expects to derive the majority of its revenues from Europe, the US and Canada and is therefore particularly affected by political and economic conditions in those markets.
Changes in general economic conditions may influence customers' decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of Amec Foster Wheeler's order intake. These may also lead to changes in the customer base, competition and in the way customers procure the services we provide. An increase in competition for new contracts may lead to different, less favourable contract terms and conditions.
Continuing and escalating unrest and insurgency activity in the Middle East may have a negative impact on existing and future opportunities in the region.
The transition to a new presidential administration in the United States may cause uncertainty and unpredictability for a period of time which may impact confidence and spending levels. In addition, following the majority vote in June 2016 for the United Kingdom to leave the European Union, there is uncertainty as to the effects an exit may have on economic or market conditions in the United Kingdom, Europe or globally. Such uncertainty has the potential to lead to decreased or delayed investments in projects in the United Kingdom.

Amec Foster Wheeler seeks to maintain a balanced geographic presence and, through acquisitions and organic growth, will continue to increase its exposure to other attractive regions of the world.
The risk associated with economic conditions resulting in a downturn and affecting the demand for Amec Foster Wheeler's services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio in terms of geographies, markets, clients and service offering/business model.
In light of continuing global economic uncertainties, steps have been taken to assess and monitor any potential impact on Amec Foster Wheeler's business opportunities and address potential increased supply chain and, more broadly, counterparty risk.
In January 2017 we implemented a new operating model, involving the reorganisation of Amec Foster Wheeler into four end markets - Oil, Gas & Chemicals, Environment & Infrastructure, Power & Process and Mining, which will enable us to be more agile and responsive to the customers and the markets we serve.
The strategy and business development function is focused on realising the synergies across our customers, markets, geographies, service offerings and relationships.

Changes in commodity prices
A sustained and significant reduction in oil & gas or commodity prices would have an adverse impact on the level of customer spending in Amec Foster Wheeler's markets and consequently represents a risk to organic growth.
The fall in oil prices has had an impact on the investment behaviour of Amec Foster Wheeler's customers in this sector, with pressure on capital expenditure leading to a greater focus on smaller projects and operating expenditure and an increase in competition for new contracts.

This risk is mitigated by maintaining a balanced business portfolio of geographies, markets, clients and service offerings.
Improved efficiencies through increased workflow between offices and the effective use of centres of excellence and our India operations.

Project delivery
Failing to maintain discipline and meet customer expectations on project delivery could result in damage to reputation, loss of repeat business and potentially lead to litigation and/or claims against Amec Foster Wheeler.

The Technical Functions provide assurance, drive project execution and support the development, training and mobilisation of personnel to enhance execution competencies.
In addition the system of globally applied policies and procedures, combined with comprehensive management oversight, the risk management process, project reviews, internal audit, peer reviews and customer feedback, mitigate the risk to successful project delivery.

Lump sum contracts
Lump sum contracts carry different risks than reimbursable contracts, with the contractor agreeing the contract price at the start of the contract and accepting the risk of cost overruns in completing the project.
Lump sum contracts have accounted for an increasing proportion of the Company's revenue and order book and are expected to continue to grow in the medium term.

This risk is mitigated by having skills and competencies fully aligned with the project scope. It is further mitigated by having a clear, delegated authority structure in place, combined with the formal global mandatory procedures relating to contracting principles and the tender review process. In addition, the Technical Functions perform reviews, provide assurance and drive project execution.

Staff recruitment and retention
An inability to attract and retain sufficient high calibre employees could become a barrier to the continued success and growth of Amec Foster Wheeler.
Senior management departures or prolonged absences could also adversely affect our ability to implement our strategy and manage our operations efficiently.
The uncertainties about the effects of the recommended all share offer for Amec Foster Wheeler plc by John Wood Group PLC could hinder our ability to attract new employees and retain our existing employees.

This risk is mitigated with a clear HR strategy, which is aligned to the business strategy and focused on attracting, developing and retaining the best people for the Company with succession planning as appropriate. It is underpinned by an employee framework which describes how we manage our people consistently and we have introduced talent and performance management systems to help us identify and nurture talent.
In addition, there is a continual review of compensation and benefits to ensure sector and geographic competitiveness and there are localised recruitment teams capable of recruiting large numbers into Amec Foster Wheeler.
The additional recruitment and attrition challenges being faced as a result of the planned takeover are being mitigated by retention measures.

Health, safety, security and environment
Amec Foster Wheeler is involved in activities and environments that have the potential to cause serious injury to personnel or damage to property or the environment and damage to our reputation.
These activities may involve operations such as design, construction, commissioning and decommissioning, which have potential to cause serious environmental damage, pollution and habitat destruction.

In order to control risk and prevent harm, Amec Foster Wheeler is focused on achieving the highest standards of health, safety and security management. This is achieved through setting of an effective policy and putting in place clear standards which underpin our health, safety, security and environmental management systems.
We have put in place processes to assure that our systems work effectively throughout the organisation and health and safety performance is regularly reviewed against agreed targets to facilitate continual improvement.
Amec Foster Wheeler employs environmental and engineering specialists to support projects in implementing comprehensive project management planning at all stages of a project. These processes are governed by appropriate quality management systems and are supported by risk identification tools aimed at identifying and managing all aspects of project environmental risk.

Environmental licences
Amec Foster Wheeler's build/own/operate facilities and fabrication/manufacturing sites rely on maintaining environmental licences to operate, which includes protecting the environment and achieving legally enforceable operating parameters. Failure to maintain these standards may result in the revocation of all or part of the licence and the suspension of operation, resulting in criminal or civil action and/or financial risk to the business. Failure to maintain assets and/or pollution abatement equipment may result in a failure to meet legally binding objectives and targets for the operation.

Environmental management systems are in place to monitor and mitigate this risk. Planned preventative maintenance schedules are in place to further mitigate this risk.
Information technology (IT)
Amec Foster Wheeler is exposed to the risk that the IT systems on which it relies fail, are breached or are exploited by cyber-attack with a corresponding impact on the confidentiality, integrity and/or the availability of sensitive data held by the Company.

Appropriate controls are in place to mitigate the risk of systems failure and data loss, including systems back-up procedures, data security breach response plans, disaster recovery plans and globally distributed data centres providing a secure and reliable environment for hosting critical applications. There is also appropriate virus protection, malware detection and remediation, network security controls and penetration testing and encryption of mobile devices.

Ethical breach
A substantive ethical breach and/or non-compliance with laws or regulations could potentially lead to damage to Amec Foster Wheeler's reputation, fines, litigation and claims for compensation.

Amec Foster Wheeler has a number of measures in place to mitigate the risk of a substantive ethical breach and/or non-compliance with laws or regulations, including:
●          embedded policies and procedures
●          Code of Business Conduct
●          segregation of duties
●          management oversight
●          financial and operational controls
●          independent whistle-blowing mechanism
●          appointment of Head of Ethics and Compliance and ethics and compliance champions
●          anti-fraud and other internal audits
●          legal team advice
●          training programmes supporting the Code of Business Conduct, anti-bribery and corruption and competition law
●          gifts and hospitality procedure with annual internal audits
●          oversight by the HSSEE committee

Financial - breach of covenant, counterparty and liquidity
Whilst the Company was, as at the most recent test date of 31 December 2016, in compliance with the unmodified financial covenants in its existing banking facilities there was a possibility that the Company would have breached the leverage ratio covenant under its existing banking facilities at the next test date on 30 June 2017.
If a counterparty is unable to repay deposits, fund a loan in a committed loan relationship or fund a position under foreign exchange arrangements then the Company faces the risk of capital loss.
The Company is subject to liquidity risk from being unable to generate sufficient cash from operations for either growth or to repay debt. If Sterling weakens this may impact on our overall liquidity as part of our debt is drawn in currency and our facilities are Sterling denominated.

The Company had been preparing to launch a rights issue of approximately £500m on 21 March 2017 which would have addressed the risk of a breach of the leverage ratio covenant but as a consequence of the recommended all share offer for the Company by John Wood Group PLC, the preparations for a rights issue have been suspended. To ensure continued compliance with its financial covenants, the Company has approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to provide additional headroom through to the reporting period ending 30 June 2018.
In the event that the acquisition of the Company by John Wood Group PLC does not proceed, the Company will consider recommencing preparations for a rights issue. The Company has suspended dividend payments until the Company is generating sustainable free cash flow.
Amec Foster Wheeler seeks to mitigate the counterparty risk by limiting the amount that can be invested with any one counterparty. Limits are arrived at by ratings and a review of factors such as five year credit default swap prices, economic and national considerations.
Bank ratings are monitored to ensure security of counterparty for both deposits and lending.
If Sterling continues to weaken and liquidity comes under pressure we would seek additional funding from the banking group.

Pensions
Amec Foster Wheeler operates a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member longevity. There is a risk of underestimating this liability.

This risk to Amec Foster Wheeler's pension schemes is mitigated by:
●          maintaining a relatively strong funding position over time
●          taking advice from independent qualified actuaries and other professional advisers
●          agreeing appropriate investment policies with the trustees
●          close monitoring of changes in the funding position, with reparatory action agreed with the trustees in the event that a sustained deficit emerges

Legacy risks
Litigation and business claims from divested and non-core businesses remain a risk to Amec Foster Wheeler.
Managing non-core legacy assets until divestment may require skills that are not common to the rest of the Company.
Ground contaminants remain at some former Amec Foster Wheeler operational localities where the pollutant may have been as a result of the Company's operations, or the Company is responsible for its clean-up. There is a risk that pollution may result in a risk to human health or the environment. There is potential for civil and/or criminal action against the Company for such pollutants.

The established legacy team manages these claims with internal and external legal advice. The aim is to seek cost-effective management of litigation and promote commercially sensible settlements where appropriate.
Amec Foster Wheeler has made provisions for the legacy issues that are believed to be adequate and is not aware of any other current issues relating to disposed businesses which are likely to have a material impact. Specialist teams with the appropriate knowledge are brought in as required.
In the case of any known contaminated land, strategies have been developed to minimise the risk posed by such contaminated land, including asset management and land remediation projects and they remain under continuing review.

Asbestos liability
The legacy Foster Wheeler business is exposed to significant numbers of claims relating to alleged exposure to asbestos. The quantum of these claims is actuarially forecast each year and provisions are held against these loss projections. However there is a risk that these loss projections will be exceeded and the provisions could be inadequate to meet the liabilities.

There is a dedicated in-house finance and legal resource including a team of specialist asbestos lawyers who manage the claims, assisted by National Co-ordinating Counsel (NCC) and local counsel. A claims strategy has been developed with the NCC and regular reviews are undertaken.
The team monitors legal developments in these claims and the strategy to deal with them on a regular basis.
The quantum of these claims is actuarially forecast each year and provisions are held against the ultimate loss projections.

FORWARD-LOOKING STATEMENTS

This announcement contains a number of 'forward-looking statements' with respect to the Group's financial condition, results of operations and certain of the Group's plans and objectives.

In particular, such forward-looking statements include statements with respect to:

●       our expectations regarding the Group's financial and operating performance, including statements contained within the business review and the Outlook statements in this document, and the performance of joint ventures, associates, other investments and newly acquired businesses;

●       ntentions and expectations regarding the contracts entered into by the Group or by third parties, including new services, such as the supply of consultancy, engineering and project management services;

●       revenue and growth expected from Amec Foster Wheeler's business and its expectations with respect to long term shareholder value growth;

●       our ability to acquire new contracts, expected growth prospects in and growth in its customers  generally;

●        expected benefits associated with the acquisition of Foster Wheeler;

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "will", "anticipates", "aims", "could", "may", "should", "expects", "believes", "intends", "plans" or "targets". By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

●        global economic conditions or other macroeconomic developments in the geographic regions and markets in which the Group operates, including fluctuations in exchange rates;

●        changes in commodity prices which may impact demand for the Group's services;

●        the Group's exposure to the risks associated with operating in emerging markets;

●        the failure to meet customer expectations on project delivery, which could result in damage to reputation and/or loss of repeat business and potentially lead to litigation;

●        long term contracts which may be subject to early termination, variation or non-renewal provisions;

●        projects included in the Group's order book which may be delayed or cancelled;

●        lump sum contracts, which are subject to the risks associated with unanticipated modifications, technical problems and delays;

●        loss of senior management or difficulty in attracting and retaining appropriately skilled personnel;

●        the failure to comply with health, safety and environmental laws;

●        the possibility of major safety incidents that can lead to reputational damage and increase potential liabilities;

●        obligations and liabilities relating to the Group's divested and non-core businesses;

●        the failure or security breaches of its information technology systems and/or data security; and

●        the failure to comply with anti-corruption laws and regulations, economic sanction programmes or other laws and regulations, which may result in the Group becoming subject to fines or penalties and the disruption of its business activities.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading 'principal business and strategic risks'. All subsequent written or oral forward-looking statements attributable to the Company or any persons acting on its behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, the Company does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 April 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary